                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                         _______________________
                                FORM S-6
                         Registration Statement
                                  Under

                       THE SECURITIES ACT OF 1933
                      Pre-Effective Amendment No. 1

                         ______________________
                           SEPARATE ACCOUNT VL
                          (Exact name of trust)

                  FIRST VARIABLE LIFE INSURANCE COMPANY
                           (Name of depositor)

                          10 POST OFFICE SQUARE
                       BOSTON, MASSACHUSETTS 02109
      (Complete address of depositor's principal executive offices)
                         _______________________

                            ARNOLD R. BERGMAN
                 Vice President - Legal & Administration
                  First Variable Life Insurance Company
                          10 Post Office Square
                       Boston, Massachusetts 02109
                 (Name and Address of Agent for Service)
                         _____________________

                                Copy to:
                          DIANE E. AMBLER, ESQ.
                          Mayer, Brown & Platt
                      2000 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20006

__________________________________


Title and amount of securities being registered: interests under variable universal life insurance policies.


Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.


Pursuant to paragraph (b)(2) of Rule 24f-2, Registrant need not file a Rul 24f-2 Notice for its fiscal year ended December 31, 1995 because it did not sell any securities during that time.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          CROSS-REFERENCE TABLE

Item No. in
Form N-8 B-2                  Location
------------                  --------

1, 2              Caption in Prospectus Cover, The Company, The Separate
                  Account

3                 Inapplicable

4                 Distribution and Other Agreements

5, 6              The Separate Account

7                 Inapplicable

8                 Financial Statements

9                 Legal Proceedings

10 (a), (b), (c), Highlights, Surrenders and Partial Withdrawals, Withdrawal
(d), (e) Charges, Transfers Among Contract Options, Lapse and Reinstatement, Determination of Account Value, Other Provisions of the Contract, The Contract, Contract Options

10 (f)            Voting Rights, Other Provisions of the Contract

10 (g), (h)       Changes in Contract Options

10 (i) Mixed and Shared Funding, Contract Values and Benefits, Other Provisions of the Contract

11, 12            Variable Investors Series Trust, Federated Insurance Series

13 Highlights, Charges and Expenses, Elimination and Reduction of Charges and Expenses

14, 15 Application and Issuance of a Policy, Free Look Right, Delayed Investment Start Date

16                Premiums, Allocation of Premiums, Determination of Account
                  Value

17                Surrenders and Partial Withdrawals, Payment of Proceeds

18 Taxation of the Company and the Separate Account, Determination of Account Value, The Separate Account, Contract Options, The Contract, Charges and Expenses

19 Reports and Records, Advertising Practices, Other Provisions of the Contract

20                See 10 (g) & 10 (h)

21                Preferred and Non-Preferred Loans, The Contract

22, 23, 24        Inapplicable

25                The Company

26                Inapplicable

27                The Company

28                Management of the Company

29                The Company

30, 31, 32,       Inapplicable
33, 34

35                State Regulation

36                Inapplicable

37                Inapplicable

38, 39, 40,       Distribution and Other Agreements, The Company
41 (a)

41 (b), 41 (c),   Inapplicable
42, 43

44                Determination of Account Value

45                Inapplicable

46                Surrenders and Partial Withdrawals

47, 48, 49, 50    Inapplicable

51                Contract Benefits and Values

52                Changes in Contract Options

53 (a)            Federal Tax Status

53 (b), 54, 55    Inapplicable

56, 57, 58        Inapplicable

59                Financial Statements

Prospectus                                           Dated:
                    CAPITAL ONE PAY VUL
A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS

                         Funded in
                     SEPARATE ACCOUNT VL

                             by
           FIRST VARIABLE LIFE INSURANCE COMPANY

   Marketing and Executive Office:     Variable Service Center:
   10 Post Office Square               P.O.Box 1317
   Boston, MA 02109                    Des Moines, IA  50305-1317
                                       (800) 845-0089

This prospectus describes the Capital One Pay VUL contract (the "Contract"), a modified single premium variable life insurance contract offered by First Variable Life Insurance Company ("the Company"). The Contracts provide for life insurance coverage and for the accumulation of an Account Value. The Contract requires the Owner to make an initial premium payment of at least $10,000 and, subject to certain restrictions, permits additional premium payments.

After a Contract is approved for issue by the Company, the premium for a Contract may be allocated to the Company's segregated investment account called Separate Account VL (the "Separate Account") or to the Company's Fixed Account, which guarantees a minimum fixed rate of interest. The Separate Account invests in selected portfolios of two mutual funds: Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS"). The portfolios currently available under a Contract are: VIST High Income Bond, VIST Multiple Strategies, VIST Common Stock, VIST U.S. Government Bond, VIST Tilt Utility, VIST World Equity, VIST Growth & Income, VIST Small Cap and FIS Prime Money Fund (the "Portfolios"). (See "Contract Options".) The Company reserves the right, under certain circumstances, to delay the investment of the initial premium payment in VIST Portfolios, but does not currently do so. (See "Allocation of Premiums".)

There is no guaranteed minimum Account Value for a Contract which is funded through the Separate Account. The Death Benefit may, and the Account Value will, vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Death Benefit, however, will never be less than the Face Amount of the Contract. The Owner bears the investment risk for all amounts allocated to the Portfolios.

An investment in a Contract is not a deposit or obligation of, or rally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. An investment in the Contract is subject to risk that may cause the value of the Owner's investment to fluctuate, and when the Contract is surrendered, the value may be higher or lower than the premium payment.

Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain cases. A loan, distribution or other amount received under a modified endowment contract during the life of the Insured will be taxed in a manner similar to an annuity. Death benefits under a modified endowment contract, however, are generally not subject to federal income tax, except in certain cases. (See "Federal Tax Status".)

It may not be advantageous to replace existing insurance with the Contracts described in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE
VARIABLE INVESTORS SERIES TRUST AND FEDERATED INSURANCE SERIES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                       TABLE OF CONTENTS


DEFINITIONS......................................................   4
HIGHLIGHTS.......................................................   6
THE COMPANY......................................................   9
THE SEPARATE ACCOUNT.............................................  10
CONTRACT OPTIONS.................................................  10
  Variable Investors Series Trust................................  10
  Federated Insurance Series.....................................  12
  Fixed Account Option...........................................  13
  Transfers Among Contract Options...............................  13
      General Requirements.......................................  13
   Systematic Transfers - Dollar Cost Averaging..................  14
     Asset Rebalancing Program...................................  15
      Restrictions on Transfers..................................  15
      Automatic Transfers of Small Accounts......................  15
  Changes in Contract Options....................................  16
  Mixed and Shared Funding.......................................  16
CHARGES AND EXPENSES.............................................  16
  Monthly Deductions.............................................  17
      Administrative Charge......................................  17
      Maintenance Fee............................................  17
      Distribution Charge........................................  17
      Premium Tax Charge.........................................  17
      Federal Tax Charge.........................................  18
      Cost of Insurance..........................................  18
   Daily Deductions..............................................  18
      Mortality and Expense Risk Charge..........................  18
   Transfer Fee..................................................  19
   Withdrawal Charges............................................  19
      Application of the Withdrawal Charges......................  19
      Waiver of Withdrawal Charges...............................  20
      Sales Charge...............................................  20
      Unreimbursed Premium Tax Charge............................  21
   Other Charges and Expenses....................................  21
      Fund Expenses..............................................  21
      Income Taxes...............................................  21
      Special Service Fees........................................ 21
      Elimination and Reduction of Charges and Expenses........... 21
THE CONTRACT...................................................... 22
  Application and Issuance of a Contract.......................... 22
    Free Look Right............................................... 23
   Premiums....................................................... 23
   Allocation of Premiums......................................... 24
   Delayed Investment Start Date.................................. 24

CONTRACT VALUES AND BENEFITS...................................... 24
   Death Benefit.................................................. 24
   Additional Benefits By Rider................................... 26
   Acceleration of Death Benefit Rider............................ 26
   Determination of Account Value................................. 26
   Preferred and Non-Preferred Loans.............................. 27
   Surrenders and Partial Withdrawals............................. 28
   Maturity Proceeds.............................................. 29
   Lapse and Reinstatement........................................ 29

   Payment of Proceeds............................................ 29
   Tax Withholding................................................ 30
   Optional Annuity Payment Options............................... 30
   Right to Exchange for a Fixed Benefit Contract................. 31
OTHER PROVISIONS OF THE CONTRACT.................................. 31
   Suicide Exclusion.............................................. 31
   Representations and Contestability............................. 32
   Misstatement of Age or Sex..................................... 32
   Owner and Beneficiary.......................................... 32
   Assignments.................................................... 32
   Reports and Records............................................ 33
   Voting Rights.................................................. 33
   Suspension of Payments and Transfers........................... 34
   Nonparticipation in the Company Dividends...................... 34
DISTRIBUTION AND OTHER AGREEMENTS................................. 34
SAFEKEEPING OF ASSETS............................................. 35
MANAGEMENT OF THE COMPANY......................................... 35
FEDERAL TAX STATUS................................................ 37
   General........................................................ 37
   Taxation of the Company and the Separate Account............... 37
   Life Insurance and Modified Endowment Contract Definitions..... 37
   Income Tax Treatment of Contract Benefits...................... 38
   Diversification Requirements................................... 39
ADVERTISING PRACTICES............................................. 40
LEGAL MATTERS..................................................... 41
   State Regulation............................................... 41
   Legal Proceedings.............................................. 41
EXPERTS........................................................... 41
REGISTRATION STATEMENT............................................ 42


                          APPENDICES

APPENDIX A:  ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH
SURRENDER VALUES AND ACCUMULATED VALUE OF THE PREMIUM............. A-1
APPENDIX B:  FINANCIAL STATEMENTS................................. B-1

                           DEFINITIONS

Account - The Fixed Account and/or one or more of the Sub-Accounts of the Separate Account.

Account Value - The sum of the amounts attributable to a Contract that are:
(a) in the Separate Account; (b) in the Fixed Account; and, if there is an outstanding Contract loan, (c) in the Loan Account.

Accumulation Unit - A unit of measure used to calculate the Account Value of a Sub-Account of the Separate Account.

Accumulation Unit Value or AUV - The value of an Accumulation Unit on a Business Day.

Age - The attained age of the Insured on the date for which age is being determined.

Beneficiary - The person(s) or entity who will receive the Death Benefit.

Business Day - Each day the New York Stock Exchange is open for trading, which is Monday through Friday, except for the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, Christmas Day.

Cash Surrender Value - The amount available upon surrender of the Contract, which is equal to the Contract's Account Value reduced by any outstanding Contract loan and accrued interest; and reduced by any applicable Withdrawal Charges.

Code - The Internal Revenue Code of 1986, as amended.

Company - First Variable Life Insurance Company.

Contract Anniversary - An anniversary of the Contract Date.

Contract Date - The date the provisions of the Contract take effect, as shown on the Owner's Contract data page. Contract Months and Contract Years are measured from this date.

Contract Option - The Fixed Account or any of the Sub-Accounts of the Separate Account which can be selected by the owner of a Contract.

Contract Year - Each 12-month period beginning on the Contract Date.

Death Benefit - The Death Benefit is the amount of insurance provided under a Contract on the life of an Insured.

Death Benefit Proceeds - The amount payable on the death of the Insured. This amount is the Death Benefit less Indebtedness.

Distributor - First Variable Capital Services, Inc., 10 Post Office Square, Boston, MA 02109.

Fixed Account - The Fixed Account is the non-loaned portion of the Contract's Account Value that is part of the Company's general account. The Fixed Account provides guarantees of principal and interest and is not part of the Separate Account.

Funds - Variable Investment Series Trust and Federated Insurance Series, each of which is an open-end management investment company in which the Separate Account invests.

Guideline Premium - A hypothetical amount used to determine the Death Benefit under a Contract. The Guideline Premium for the Contract under the guideline premium test is the maximum amount permitted to be paid for insurance coverage with respect to the single guideline premium selected by the Owner multiplied by the applicable death benefit percentage under the guideline premium test in section 7702 of the Code.

Indebtedness - All amounts owed to the Company by an Owner for loans on the Contract plus interest due or accrued on the loans.

Insured - The person on whose life the Contract is issued.

Loan Account - An account which is established in the Company's general account for any amounts requested for loans. Account Value equal to the amounts loaned are transferred to the Loan Account from the Fixed Account and the Separate Account when the loans are made by the Company. Amounts in the Loan Account are credited with interest.

Maturity Date - The Contract Anniversary on or following the Insured's 100th birthday.

Net Investment Experience - For any period, the Net Investment Experience of a Sub-Account of the Separate Account is the investment experience of the underlying Portfolio for the same period, reduced by the amount of charges against the Sub-Account for that period.

Owner - The person entitled to all the ownership rights under a Contract. The initial owner is stated on the application for a Contract, and may be later changed as the Contract provides.

Portfolio - A Fund's separate and distinct class of shares that is available as an underlying investment under a Contract.

Separate Account - A separate investment account of the Company, designated as Separate Account VL.

Sub-Account - A segment of the Separate Account which invests in a specified Portfolio of the Funds.

Valuation Period - The period of time between the close of one Business Day and the close of business for the next succeeding Business Day.

Variable Service Center - The Company's administrative service center for the Contracts is located at 1206 Mulberry Street, Des Moines, IA 50309.

                         HIGHLIGHTS

This prospectus describes Contracts issued by the Company that provide modified single premium life insurance. Death Benefits and Account Value under these Contracts are "variable" and will reflect the Net Investment Experience of the Contract Option and Portfolios chosen by the Owner. If the Fixed Account is available in the Owner's state, it may be used to fund all or part of a Contract's Account Value. The Fixed Account, which is part of the Company's general account, provides guarantees of principal and interest. For a description of the Fixed Account, see "Fixed Account Option" which appears later in this prospectus.

The following is a brief listing of the basic features of the Contract. These and other features of the Contract are explained in detail throughout the prospectus. The Owner should be sure to read the prospectus and the prospectuses of the Funds for more complete information.

The Contract requires payment of a single premium on or before the Contract Date. Additional amounts may be paid thereafter, subject to certain restrictions, as long as the Contract meets the definition of a life insurance contract under the Code.

The Contracts are designed to be "modified endowment contracts" under section 7702A of the Code. Under current federal income tax law, pre-death distributions under the Contracts, including loans and assignments, will be included in income on an income first basis, and a 10% penalty tax will be imposed on income distributed before the Owner attains age 59-1/2. (See "Federal Tax Status".)

Death Benefit Proceeds paid to the beneficiary under the Contract are generally not subject to federal income tax. Under current law, undistributed increases in Account Value are not taxable to the Owner. (See "Federal Tax Status".)

Generally, a Contract may be issued to cover an Insured from the age of one to 80 and, if the Company consents, to an Insured from the age of 81 to 85. All persons must meet the Company's underwriting and other criteria for issuance. The Contracts are not available to employee benefit plans qualified under Section 401 of the Code, except with the Company's consent.

In many respects the Contracts are similar to traditional fixed-benefit whole life insurance. Like fixed-benefit whole life insurance, the Contracts provide for a Death Benefit, an Account Value, and loan privileges. However, the Contracts differ from fixed-benefit whole life insurance in that the Death Benefit and Account Value may increase or decrease to reflect the investment performance of the Contract Options to which the Account Value is allocated.

Owners have the right to return the Contract according to the terms of its "free-look" right. The Company reserves the right to delay the initial investment of the premium payment in the selected Contract Options in certain instances, but it does not currently do so. (See "Delayed Investment Start Date.")

Within 24 months after the Contract Date, the Owner has a right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account. (See "Right to Exchange for a Fixed Benefit Contract.")

The Contracts provide for a Death Benefit determined by treating the initial premium as equal to 100% of the "guideline single premium" on the Contract Date. After the Contract Date, the Death Benefit is determined monthly based upon the Account Value at that time multiplied by a specified percentage. Upon the death of the Insured, the Company will pay the Death Benefit Proceeds to the beneficiary. (See "Death Benefit Proceeds".)

After the free look period, the Account Value may be transferred among the Sub-Accounts. The Company currently allows 12 transfers per Contract Year without the imposition of a Transfer Fee, with certain exceptions. Transfers and allocations involving the Fixed Account are subject to certain limits. (See "Transfers Among Contract Options" and "Fixed Account Option".)

Under certain circumstances, a $10 Transfer Fee may be assessed when an Owner transfers Account Value from one Sub-Account to another Sub-Account or to or from the Fixed Account. (See "Charges and Deductions".)

A loan privilege is available under the Contract. Surrenders and partial withdrawal features are also available and may be subject to withdrawal charges, discussed below. (See "Preferred and Non-Preferred Loans" and "Surrenders and Partial Withdrawal".)

The Account Value of the Contract will vary daily based on, among other things, the Net Investment Experience of the Sub-Accounts to which amounts have been allocated and the amount of interest credited to any of the Contract's Account Value in the Fixed Account. (See "Account Value", "Charges and Expenses", "Premiums", "Preferred and Non-Preferred Loans", "Surrenders and Partial Withdrawal" and "Fixed Account Option".)

The portion of the Account Value invested in the Sub-Accounts is not guaranteed and Owners bear the investment risk on this portion of the Account Value. (See "Account Value".)

A Sales Charge of up to 7.5% of premium(s) and an Unreimbursed Premium Tax Charge of up to 2.25% of premium(s) may be deducted for a surrender or withdrawal of all or a portion of the Account Value. These Withdrawal Charges will also apply if the Account Value is applied to an optional annuity payment option within five years of the Contract Date. (See "Payment Options" ___ .) No Withdrawal Charges will be taken on a partial withdrawal in any Contract Year unless the amount withdrawn exceeds the annual Free Withdrawal Amount. The annual Free Withdrawal Amount is equal to 15% of the premium payment(s). The Withdrawal Charges decrease each Contract Year to 0 at the end of Contract Year 9. (See "Withdrawal Charges" ___ .)

The following monthly charges are deducted from the Contract's Account Value:

      .40% on an annual basis for administrative expenses (See
      "Administrative Charge.");

      a $2.50 Maintenance Fee during the Accumulation Period from Contracts with an Account Value of less than $100,000 (See "Maintenance Fee.");



      .40% on an annual basis for the first 10 Contract Years and then .55% on an annual basis for the Cost of Insurance, based on the current scale that is not guaranteed (See "Cost of Insurance"); and


      for the first ten Contract Years:

      .20% on an annual basis for distribution expenses (See
      "Distribution Charge.");

      .25% on an annual basis for premium tax expenses (See "Premium Tax Charge."); and

      .20% on an annual basis for federal tax expense (See "Federal
      Tax Charge.").

A daily charge is deducted from the Separate Account assets equal to:

      .90% on an annual basis for the mortality and expense risk charge (See "Mortality and Expense Risk Charge.").


Underlying shares of the Portfolios of Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS") are purchased at net asset value, which reflects [ ] investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. [ ] The total annual expenses of the Portfolios as a percentage of average net assets for the year ended December 31, 1995 were:



                                          OTHER OPERATING
                          MANAGEMENT       EXPENSES (AFTER      TOTAL ANNUAL
     PORTFOLIO               FEES          REIMBURSEMENT)         EXPENSES
     ---------            ----------       ---------------      -------------

VIST Common Stock           .70%                 .47%               1.17%
VIST Growth & Income        .75%                 .50%               1.25%
VIST High Income Bond       .70%                 .50%               1.20%
VIST Multiple Strategies    .70%                 .50%               1.20%
VIST Small Cap              .85%                 .50%               1.35%
VIST Tilt Utility           .65%                 .50%               1.15%
VIST U.S. Government Bond   .60%                 .25%                .85%
VIST World Equity           .70%                 .50%               1.20%
Federated Prime Money
  Fund II                   .55%                 .25%                 .80%

First Variable Advisory Services Corp., the investment adviser to VIST, has agreed through April 1, 1997 to reimburse VIST for all operating expenses (exclusive of management fees) in excess of .50% of a VIST Portfolio's average net assets (.25% in the case of the VIST U.S. Government Bond Portfolio). Had this investment adviser not reimbursed expenses of the VIST Portfolios, for the year ended December 31, 1995, the VIST annual expenses, as a percentage of the Portfolio's average assets, were 1.19% for the VIST Common Stock Portfolio; 2.04% for the VIST High Income Bond Portfolio; 1.33% for the VIST Multiple Strategies Portfolio; 1.51% for the VIST Tilt Utility Portfolio; 1.50% for the VIST U.S. Government Bond Portfolio; and 1.67% for the VIST World Equity Portfolio. Federated Advisors, the investment adviser for FIS has voluntarily agreed to waive any portion of its fee and/or reimburse certain operating expenses of FIS in excess of .80% of the FIS Prime Money Fund II Portfolio's average net assets, but can modify or terminate this voluntary agreement at any time at its sole discretion. Had this investment adviser not waived expenses and/or reimbursed expenses of the FIS Prime Money Fund II Portfolio for the year ended December 31, 1995, the annual expenses, as a percentage of the Portfolio's average assets, were 3.49%.



The management fees and other expenses are more fully described in the prospectuses for each of the underlying Funds.

                               THE COMPANY

First Variable Life Insurance Company ("the Company") is a stock life insurance company which was organized under the laws of the State of Arkansas in 1968. The Company is principally engaged in the annuity business. The Company is licensed in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company is a wholly-owned subsidiary of Irish Life of North America, Inc., ("ILoNA") which in turn is beneficially owned by Irish Life plc ("Irish Life"). ILoNA also owns Interstate Assurance Company ("Interstate") of Des Moines, Iowa. Irish Life was formed in 1939 through a consolidation of a number of Irish and British Life offices transacting business in Ireland. In terms of assets, Irish Life controls over 50% of the Irish domestic life insurance market. As Ireland's leading institutional investor, it owns in excess of 10% of the leading Irish publicly traded stocks. Irish Life, through its international subsidiaries, conducts business in Ireland, the United Kingdom, the United States, and France. As of the end of 1995, the Irish Life consolidated group had in excess of $11 billion in assets. ILoNA is a Delaware corporation, incorporated as Carrig International, Inc. in 1986, which is the holding company of Interstate and the Company.

The Company has an A- (Excellent) rating from A.M. Best, an independent firm that analyzes insurance carriers. This rating is assigned to companies that have a strong ability to meet obligations to policy holders over a long period of time. The Company also has an AA- rating from Standard and Poor's and an AA rating from Duff & Phelps Credit Rating Co. on claims paying ability. The financial strength of the Company may be relevant with respect of the Company's ability to satisfy its Fixed Account obligations under the Contracts.

                             THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Arkansas insurance law on March 6, 1987. This account has been designated Separate Account VL (the "Separate Account"). The Company has registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the management of the Separate Account or the Company.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company.

The Company's obligations arising under the Contracts are general obligations.

The Separate Account meets the definition of a "separate account" under the federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of a selected Fund. Owners bear the complete investment risk for premium payments and Account Value allocated or transferred to a Sub-Account. Account Values fluctuate in accordance with the investment performance of the Sub-Account(s) and reflect the imposition of the fees and charges assessed under a Contract.

                            CONTRACT OPTIONS

Owners of a Contract may allocate premium payments and Account Value to one or more Sub-Accounts of the Separate Account and to the Fixed Account.

Each Sub-Account invests exclusively in a Portfolio of a selected Fund. A brief summary of the Funds and the investment objectives of the currently available Portfolios is set forth below. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds, which are included with this prospectus. The prospectuses for the Funds may describe other portfolios that are not available under a Contract. THERE IS NO ASSURANCE THAT THE AVAILABLE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES. Investors should read this prospectus and the prospectuses for the Funds carefully before investing.

Variable Investors Series Trust

Variable Investors Series Trust ("VIST") is an open-end management investment company that was formed as a series trust to provide funding options for variable life insurance and variable annuity contracts.

Effective April 1, 1994, VIST retained First Variable Advisory Services Corp. ("FVAS") to manage its assets. FVAS is a wholly-owned subsidiary of the Company and retains the services of sub-advisers under agreements to manage the assets of the VIST Portfolios. The sub-advisers for the VIST Portfolios currently available under a Contract are: Value Line, Inc. with respect to VIST Common Stock and VIST Multiple Strategies Portfolios; Warburg, Pincus Counsellors, Inc. with respect to VIST Growth & Income Portfolio; Federated Investment Counseling with respect to VIST High Income Bond Portfolio; Pilgrim Baxter & Associates, Ltd. with respect to VIST Small Cap Portfolio; State Street Bank and Trust Company with respect to VIST Tilt Utility Portfolio; Strong Capital Management, Inc. with respect to VIST U.S. Government Bond Portfolio; and Keystone Investment Management Company with respect to VIST World Equity Portfolio.

Each Portfolio has a distinct investment objective and policy. The investment objectives of the Portfolios available under a Contract are:

VIST Common Stock. The investment objective of this Portfolio is capital growth, which it seeks to achieve through a policy of investing primarily in a diversified portfolio of common stocks and securities convertible into or exchangeable for common stock. The secondary objective is current income, when consistent with its primary objective.

VIST Growth & Income. The investment objective of this Portfolio is to provide current income and growth of capital. The Portfolio seeks to achieve its objectives by investing in equity securities, fixed income securities and money market instruments. The portion of the Portfolio invested at any given time in each of these asset classes will vary depending on market conditions, and there may be extended periods when the Portfolio is primarily invested in one of them. In addition, the amount of income derived from the Portfolio will fluctuate depending on the composition of the Portfolio's holdings and will tend to be lower when a higher portion of the Portfolio is invested in equity securities. The Portfolio may also purchase without limitation dollar-denominated American Depository Receipts ("ADRs"). ADRs are issued by domestic banks and evidence ownership of underlying foreign securities.

VIST High Income Bond. The investment objective of this Portfolio is to obtain as high a level of current income as is believed to be consistent with prudent investment management. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objectives by investing primarily in fixed income securities rated lower than A. Many of the high yield securities in which the Portfolio may invest are commonly referred to as "junk bonds." For special risks involved with investing in such securities (including among others, risk of default and illiquidity) see "Investment Objectives and Policies of the Portfolios -- High Income Bond Portfolio" in the VIST prospectus.

VIST Multiple Strategies. The investment objective of this Portfolio is to seek as high a level of total return over an extended period of time as is considered consistent with prudent investment risk by investing in equity securities, bonds, and money market instruments in varying proportions.

VIST Small Cap. The investment objective of this Portfolio is to seek capital appreciation. The Portfolio will invest, under normal conditions, at least 65% of its total assets in securities of companies with small capitalization (market capitalization or annual revenues under $1 billion at the time of purchase).

VIST Tilt Utility. The investment objective of this Portfolio is to seek capital appreciation and current income by investing in a diversified portfolio of common stock and income securities issued by companies engaged in the utilities industry ("Utility Securities"). Under normal market conditions, at least 80% of the Portfolio's assets will be invested in Utility Securities. The Portfolio is intended to achieve investment returns that are higher than the Standard & Poor's Utilities Index with equivalent risk, diversification and price volatility.

VIST U.S. Government Bond. The investment objective of this Portfolio is to seek current income and preservation of capital through investment primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies, authorities, or instrumentalities.

VIST World Equity. The investment objective of this Portfolio is to maximize long-term total return by investing primarily in common stocks, and securities convertible into common stocks, traded in securities markets located in countries around the world, including the United States. See "Foreign Investments" under "Policies and Techniques Applicable to all Portfolios" in the VIST prospectus for a discussion of the risks involved in investing in foreign securities.

Federated Insurance Series

Federated Insurance Series ("FIS") is an open-end investment management company that was formed as a series trust to provide funding options for variable life insurance and variable annuity contracts. Pursuant to an investment advisory contract, investment decisions for FIS are made by Federated Advisers, an affiliate of Federated Investment Counseling. Federated Securities Corp. is the principal distributor for shares of FIS Prime Money Fund Portfolio.

FIS Prime Money Fund II. The investment objective of the Portfolio is to provide current income consistent with stability of principal and liquidity. The Portfolio pursues its investment objective by investing exclusively in money market instruments maturing in 397 days or less. An investment in the FIS Prime Money Fund II Portfolio is neither insured nor guaranteed by the U.S. Government.

Fixed Account Option

This Prospectus is generally intended to describe the Contract and Separate Account. Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of these Acts, and the Company has been advised that the staff of the SEC has not reviewed the disclosures in the Prospectus relating to the Fixed Account.

The Company guarantees that it will credit interest to Account Values in the Fixed Account at a minimum rate of 3% per year. Additional amounts of "current" interest may be credited by the Company in its sole discretion. Additional premium payments allocated to the Fixed Account may receive a different current interest rate than the current interest rate credited to amounts transferred from the Separate Account. Account Values existing in the Fixed Account may receive a different current interest rate than the current interest rate(s) credited on additional premium payment allocations and Separate Account transfers. The Company determines current interest rates in advance, and credits interest daily to Fixed Account value.

Transfers Among Contract Options

An Owner may transfer Account Value among Contract Options up to 12 times each Contract Year without a Transfer Fee, prior to the election of an optional annuity payment option. After that, a Transfer Fee of $10 is deducted for each transfer. Systematic transfers of Account Value approved by the Company are not taken into account in determining any Transfer Fee. (See "Systematic Transfers" below and "Charges and Deductions -- Transfer Fee".)

Prior to the Maturity Date, Account Value to be transferred from the Fixed Account to other Contract Options in any Contract Year may only be requested within 30 days of the Contract Anniversary and may not exceed: for transfers during the first Contract Year, 25% of the Fixed Account Value on the Contract Date; or for transfers after the first Contract Year, the greater of 25% of the Fixed Account Value on the immediately preceding Contract Anniversary or 100% of the Fixed Account Value transferred to other Contract Options during the immediately preceding Contract Year.

Under an optional annuity payment option, the Owner may make a transfer from one or more Sub-Accounts to other Sub-Accounts or to the Fixed Account only once each Contract Year and no transfers will be permitted from the Fixed Account to the Separate Account. Amounts transferred from a Sub-Account to the Fixed Account are subject to certain procedures set out in the Contract.

General Requirements.  All transfers are subject to the following:

If applicable, the Transfer Fee will be deducted from Account Value remaining in the Sub-Account or Fixed Account from which the transfer is made.
However, if the entire interest in a Sub-Account or the Fixed Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred.

The minimum amount which may be transferred is the lesser of (a) $1,000; or
(b) the Owner's entire interest in the applicable Sub-Account or Fixed
Account.

Any transfer instruction must clearly specify the amount which is to be transferred and the Contract Options which are to be affected.

The Company reserves the right at any time and without prior notice to any party to modify, suspend or terminate the transfer privileges including, but not limited to, the description in "Suspension of Payments and Transfers".

All Sub-Account transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the date when the Company receives the transfer request at its Variable Service Center.

The Owner may request a Sub-Account transfer, or reallocation of future premium by written request (which may be telecopied) to the Variable Service Center. To request a transfer or reallocation by telephone, the Owner should contact the registered representative or contact the Variable Service Center at 1-800-845-0589. Requests for transfers or reallocations by telephone will be automatically permitted. The Company will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company to be genuine will be the Owner's responsibility, including losses arising from any errors in the communication of instructions. As a result of this, the Owner will bear the risk of loss. If the Company does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, the Company may be liable for any losses due to dishonored or fraudulent instructions.

Systematic Transfers - Dollar Cost Averaging. The Company permits systematic transfers, such as dollar cost averaging, that an Owner may elect by written request. Through systematic transfers, designated amounts are transferred each month or quarter from a selected Contract Option to other pre-selected Contract Options. The dollar cost averaging program permits transfers from the Prime Money Fund Sub-Account or the Fixed Account to other Sub-Account(s) on a regular scheduled basis. Through use of systematic transfers, instead of transfers of the total Account Value at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Systematic transfers prevent investing too much when the price of shares is high and too little when the price of shares is low. However, since systematic transfers, such as dollar cost averaging involve continuous investment regardless of fluctuating price levels, the purchaser should consider his ability to continue purchases through periods of low price levels. The minimum amount which may be transferred at any time is $250. The Company may require a minimum amount of Account Value before permitting systematic transfers. The amount required for dollar cost averaging from the Prime Money Fund Sub-Account or from the Fixed Account is $6,000.

All systematic transfers are made on the same day of each month or quarter (or the next Business Day if the same day of the month or quarter is not a Business Day.) If the Owner is participating in the dollar cost averaging program, the transfers are not taken into account in determining any Transfer Fee.


ASSET REBALANCING PROGRAM. The Company administers an asset rebalancing program that an Owner may elect by written request to the Company at its Variable Service Center. The asset rebalancing program enables the Owner to indicate to the Company the percentage levels of Account Value he or she would like to maintain in particular Sub-Accounts. On the last Business Day of each Contract Quarter, the Account Value will be automatically rebalanced to maintain the indicated percentages by transfers among the Sub-Accounts. All Account Value allocated to the Sub-Accounts must be included in the asset rebalancing program. Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work in concert with the asset rebalancing program. Therefore, Owners should monitor their use of these programs and other transfers or withdrawals while the asset rebalancing program is being used.


Restrictions on Transfers. Programmed or other frequent requests to transfer among Contract Options by, or on behalf of, an Owner may have a detrimental effect on the Fund share values held in the Separate Account. The Company may therefore limit the number of permitted transfers in any Contract Year, or refuse to honor any transfer request for an Owner or a group of Owners if it is informed that the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading, or if a specific transfer or group of transfers is deemed to have a detrimental effect on AUV or Portfolio share prices.

The Company may also at any time suspend or cancel its acceptance of third party authorizations on behalf of an Owner; or restrict the Contract Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. The restrictions will not be imposed, however, if the Company is given satisfactory evidence that: (a) the third party has been appointed by the Owner to act on the Owner's behalf for all financial affairs; or (b) the third party has been appointed by a court of competent jurisdiction to act on the Owner's behalf.

Automatic Transfers of Small Accounts. The Company reserves the right, subject to any applicable law, to transfer Contract Value from any Contract Option if less than $250, to the Contract Option with the highest Contract Value. (See "The Contract--Minimum Value Contract Requirements".)

Changes in Contract Options

New Sub-Accounts may be established and additional portfolios or mutual funds may be made available by the Company when, in its sole discretion, it determines that conditions so warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.
Each additional Sub-Account will purchase shares in another portfolio of a Fund, or in another mutual fund or investment vehicle.

The Company does not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in the judgment of the Company, further investment in the shares should become inappropriate in view of the purpose of the Contracts, the Company may substitute shares of another portfolio, or mutual fund for shares already purchased or to be purchased in the future. The Company also may, in its discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC and under the requirements it may impose.

Mixed and Shared Funding

Shares of VIST and FIS Prime Money Fund II are sold to the Company for allocation to the Separate Account in connection with the Contracts, and for allocation to other separate accounts funding variable annuity contracts and other variable life insurance contracts issued, or to be issued, by the Company. Shares of VIST and FIS Prime Money Fund II may also be sold to other insurance companies, either affiliated or unaffiliated with the Company, for the same purpose. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the VIST Portfolios or FIS Prime Money Fund II simultaneously if the interests of variable life insurance and variable annuity contract owners differ. The boards of trustees of VIST and FIS Prime Money Fund II and the participating insurance companies intend to monitor events to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken in response.

                          CHARGES AND EXPENSES

Various charges and deductions are made from the Account Value and the Separate Account. These are:

Monthly Deductions

On the first day of each Contract month, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract.

Generally, this monthly deduction will be made by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Contract Option bears to the total Account Value for a Contract. The amount of the monthly deduction will vary from month to month. If the Account Value is not sufficient to cover the monthly deduction which is due, the Contract may lapse. (See "Lapse and Reinstatement".) The monthly deductions are comprised of the following charges:

Administrative Charge

The Company makes a monthly deduction for an Administrative Charge. This charge is equal to an annual rate of 0.40% multiplied by the account value. This charge, together with the Maintenance Fee (see below), reimburses the Company for its expenses for items such as the cost of processing Contract transactions, issuing Owner statements and reports, and record keeping, as well as legal, actuarial, systems, mailing and other overhead costs connected with the Company's variable life insurance operations. The Administrative Charge has been designed to cover actual costs and is not intended to produce a profit.

Maintenance Fee

The Company will make a deduction of $2.50 from any Contract with less than $100,000 in Account Value to cover charges and expenses incurred in connection with the Contract.

The Administrative Charge and Maintenance Fee are to reimburse the Company for expenses related to issuance and maintenance of the Contracts. The Company does notintend to profit from these charges.

Distribution Charge

During the first 10 Contract Years, the Company makes a monthly deduction to compensate for a portion of the sales expenses which are incurred by the Company with respect to the Contracts. This charge is equal to an annual rate of 0.20% multiplied by the Account Value. The Company will monitor distribution charges, federal tax charges and the sales charge portion of the Withdrawal Charges deducted under a Contract to ensure that the sum of these charges will never exceed 9% of the premium payments made under the Contract.

Premium Tax Charge

During the first 10 Contract Years, the Company makes a monthly deduction to offset the average premium tax the Company is expected to pay to various states and local jurisdictions but will not necessarily equal the premium taxes paid by the Company with respect to a particular Contract. This charge is equal to an annual rate of 0.25% multiplied by the Account Value. The Company expects to pay an average premium tax of approximately $2,500 on $100,000 of premiums for all states, although such tax rates can generally range from 0% to 4%. The Company does not intend to profit from these charges.

Federal Tax Charge

During the first 10 Contract Years, the Company makes a monthly deduction to compensate the Company for the increase in federal tax liability from the application of Section 848 of the Code. This charge is equal to an annual rate of 0.20% multiplied by the Account Value as of each Monthly Anniversary. The Company currently treats this federal tax charge as if it were a sales load for purposes of determining compliance with maximum sales loads permitted under SEC rules.


Cost of Insurance

The Company will make a monthly deduction for the cost of providing life insurance coverage for the Insured. This charge is guaranteed not to exceed the maximum cost of insurance charge determined on the basis of the mortality table guaranteed in the Contract, calculated, for standard issues, using the 1980 Commissioner's Standard Ordinary Mortality tables, Age Last Birthday ("1980 CSO"). The maximum cost of insurance charge for substandard issues are based on multiples or additives to the guaranteed standard rates established by the 1980 CSO. These mortality tables are sex distinct and the guaranteed cost of insurance charge may vary by the attained age, sex and underwriting class of the Insured.



Currently, a cost of insurance charge is taken that is less than the maximum cost of insurance charge where an Insured is determined by the Company to be a standard nonsmoker underwriting risk. This monthly charge is equal to an annual rate of 0.40% of Account Value and is not guaranteed. For Contract Years 11 and later, this monthly charge is anticipated to be increased to an annual rate of 0.55% of Account Value.

Daily Deductions

Each Business Day, the Company will deduct charges which are equal to a percentage of the daily net assets in each Sub-Account of the Separate Account for this class of Contract. The daily charges are comprised of the following charges:

Mortality and Expense Risk Charge

The Company makes a daily deduction for the Mortality and Expense Risk Charge, which is equal to 0.90%, on an annual basis, of the daily net assets in each Sub-Account. The mortality risk assumed under the Contract is that the Insured may live for shorter periods of time than the Company estimated when it guaranteed the maximum level of insurance charges in the Contract. The expense risk assumed is that the actual expenses incurred in issuing and administrating the Contracts may be greater than the Company estimated when it guaranteed the maximum level of insurance charges in the Contract. In addition, the Company assumes risks associated with the nonrecovery of Contract issue, underwriting and other administrative expenses due to Contracts which lapse or are surrendered during the early Contract Years.

If any amount collected by the Company from the mortality and expense risk charge is not needed to cover Death Benefits and expenses, it will be contributed to the Company's general account. Conversely, if the amount collected is insufficient, the Company will make up the deficiency.

Transfer Fee

If more than 12 transfers have been made in a Contract Year, the Company will deduct a Transfer Fee of $10 per transfer. Systematic transfers of Account Value approved by the Company are not taken into account in determining any Transfer Fee. (See "Systematic Transfers - Dollar Cost Averaging".) The charge is taken pro rata from the Account Value in each Contract Option prior to a transfer and, with respect to Sub-Accounts, will result in the cancellation of Accumulation Units credited to the Contract.

Withdrawal Charges

Withdrawal Charges may be assessed if a Contract is surrendered, or if a withdrawal of Account Value is made during the first nine Contract Years.
The Withdrawal Charges consist of two separate charges: a sales charge and an unreimbursed premium tax charge.

Withdrawals of Account Value reduce the Death Benefit proportionately. (See "Withdrawals".)


The Withdrawal Charges are calculated by separately multiplying the applicable percentage shown in the tables below for the sales charge and the unreimbursed premium tax charge by the premium deemed surrendered, withdrawn or applied to an optional annuity payment option and totaling the results. The Withdrawal Charges will vary depending on the number of Contract Years that have elapsed since the Contract Date. An additional premium payment during this period will result in a new level of Withdrawal Charges based on that payment. The level of the additional Withdrawal Charge will be determined by reference to the Contract Date, and will not apply beyond the tenth Policy Year. Premium payments are deemed withdrawn in the order in which they are received by the Company. The amount deducted from the Account Value will be determined by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Sub-Account bears to the total Account Value, unless another method is requested and the Company approves the request.


Application of the Withdrawal Charges.   No Withdrawal Charges will be
assessed upon any withdrawal during Contract Years 2 through 9 unless the amount withdrawn exceeds the Free Withdrawal Amount for that year.

The annual Free Withdrawal Amount is an amount equal to 15% of the premium paid and not previously withdrawn or loaned during that Contract Year. These 15% withdrawals do not reduce premium payments for purposes of computing the Withdrawal Charges. The Withdrawal Charges will apply to the amount withdrawn or surrendered in any Contract Year that exceeds 15% of premium payments. The unused portion of the Free Withdrawal Amount for one Contract Year will not be carried over to the next Contract Year. The Free Withdrawal Amount is not available on withdrawal requests that fail to meet the minimum remaining Account Value requirements for a partial withdrawal. (See "Partial Withdrawals".)

Waiver of Withdrawal Charges.  The Company will waive the Withdrawal
Charges:

- after the first Contract Year and subject to state availability, if the Insured or the Insured's spouse is confined in an approved nursing home for six months;
-    if any Death Benefits are paid; or
- if the Account Value is applied after five Contract Years to an optional annuity payment option. (See "Optional
     Annuity Payment Options".)

To qualify for a waiver of the Withdrawal Charges based upon confinement in a qualified nursing home, the Insured or the Insured's spouse must never have been confined in a qualifying nursing home on or before the date the application for the Contract was signed. The Company may require evidence satisfactory to it for any of these conditions. Owners should review their Contract carefully for a complete description of these waivers.

Sales Charge

The sales charge reimburses the Company for expenses incurred in connection with the promotion, sale and distribution of the Contracts.

The sales charges and distribution charges under the Contracts in any year are not necessarily related to the Company's actual sales expenses for that year. The Company expects that total revenues from the sales charges and distribution charges will fall short of its total distribution expenses, and the excess will be recovered from the Company's surplus and other revenues, including any potential profit realized which may arise from the mortality and expense risk charge.

The sales charge percentages against premiums are:


Contract Years Since Contract Date
                   1         2         3         4         5         6         7         8         9       10+
Sales
Charge          7.5%      7.5%     7.25%      6.5%     5.75%        5%     4.25%      3.5%     2.75%        0%


Unreimbursed Premium Tax Charge

The unreimbursed premium tax charge is to recover a portion of the premium tax the Company has paid to any state or other government entity.

The unreimbursed premium tax percentages against premiums are:


Contract Years Since Contract Date
                   1         2         3         4         5         6         7         8         9       10+
Premium Tax
Recovery       2.25%        2%     1.75%      1.5%     1.25%        1%     0.75%      0.5%     0.25%        0%


Other Charges and Expenses

Fund Expenses. There are other deductions from, and expenses paid out of, the assets of the Portfolios of the Funds, which are described in the accompanying prospectuses for the Funds.

Income Taxes. While the Company is not currently reducing Account Value for federal income taxes of the Separate Account, the Company reserves the right to do so if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will make deductions for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a Company reserve for taxes and whether or not it was sufficient.

The Company will make deductions for any withholding taxes required by applicable law when amounts are distributed from a Contract. (See "Tax Withholding".)

Special Service Fees. The Company may charge Owners for special services, such as additional reports, and dollar cost averaging. As of the date of this prospectus, it does not charge for these special services.


Elimination or Reduction of Charges and Expenses. The charges and expenses on a Contract may be reduced or eliminated, in whole or in part, when sales of Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales or administration expenses. Any reduction will be determined by the Company after examination of relevant factors such as:

- the size and type of group to which sales are to be made, because expenses for a larger group are generally less than for a smaller group since large numbers of Contracts may be implemented and administered;

- the total amount of premium payments to be received, because expenses are likely to be less on larger premium payments than on smaller ones;

- any prior or existing relationship with the Company, because of the likelihood of implementing the Contract with fewer contacts; and other circumstances, of which the Company is not presently aware, which could result in reduced expenses.

Charges may also be eliminated when a Contract is issued to an officer, director, employee or agent of the Company or any of its affiliates. In no event will reductions or elimination of the charges be permitted where reductions or elimination will be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, an association or similar entity purchases individual Contracts covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Contracts to its employees or members on an individual basis.

The United States Supreme Court has held that certain insurance contracts providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, the Company may offer Contracts for use in connection with certain employee benefit programs where the cost of insurance does not vary with the sex of the insured. The Company recommends that any employer proposing to offer the Contracts to employees under a group or sponsored arrangement consult its attorney before doing so.

                              THE CONTRACT

Application and Issuance of a Contract

An application must be submitted to the Company at its Variable Service Center by anyone wishing to purchase a Contract. If a premium payment is made with the application, the Contract Date will be the later of the date the Company approves the application or the date of receipt of the premium payment. Only one premium payment may be made before the Contract is issued. Applicants between the ages of 0 and 80 are eligible for simplified underwriting without a medical examination under the Company's current underwriting rules, which are subject to change. The Company will review an application under its underwriting rules, and may request additional information or reject an application.

If a premium payment is made with the application, the insured will be covered under a temporary insurance agreement for a limited period, prior to the Contract Date, that is described in the temporary insurance agreement form. Coverage under the temporary insurance agreement will begin on the date when the Company receives the premium for the Contract. The maximum amount of coverage provided is the lesser of the amount of insurance applied for or $100,000 for standard risks ($50,000 for substandard risks and for persons who are determined to be uninsurable).

If a Contract is issued, monthly Contract charges will begin as of the

Contract Date, even if the Contract's issuance was delayed due to underwriting requirements. If the Company declines an application, it will refund the premium payment made.

If the premium is paid upon delivery of the Contract, the Contract will have a Contract Date which is generally five days after issue. Monthly Contract charges will begin on the Contract Date. Insurance coverage under the Contract will begin upon receipt of the premium.

Under limited circumstances, the Company may backdate a Contract, upon request, by assigning a Contract Date earlier than the date the application is signed. Backdating may be desirable, for example, so that the Cost of Insurance rate for the initial Death Benefit amount is lower, based on the Insured's insurance age.


FREE LOOK RIGHT. An Owner has the right to review a Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to the Company or to the agent through whom it was purchased. When the Contract is returned to the Company during the permitted period, it will be voided as if it had never been in force. The Company will ordinarily refund the Account Value (which may be greater or less than the premium payments received) on a Contract returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days, and may be greater depending on state requirements.


Premiums

The Contracts are designed for a large single premium to be paid by the Owner on or before the Contract Date. Generally, the minimum initial premium the Company requires for a Contract is $10,000. The initial premium is used to determine the initial Death Benefit under the Contract (See "Death Benefits".)

The Contract is primarily intended to be a single premium Contract with a limited ability to make additional premium payments. Additional premium payments under the Contract are permitted under the following circumstances:


      (a.) an additional premium payment is required to keep the Contract in force (See "Lapse and Reinstatement."); or

      (b.) an additional premium is paid equal to the lesser of (i) $5,000; or (ii) 5% of the initial premium.


Payment of additional premiums may increase the Death Benefit. However, the Company reserves the right to require satisfactory evidence of insurability before accepting an additional premium payment in excess of the lesser of (a) $5,000 or (b) 5% of the initial premium. The Company may require that any Contract loans be repaid prior to accepting any additional premium payments.

The Company will not accept any additional premium payment which would result in the total premiums paid exceeding the premium limitation prescribed by Internal Revenue Service to qualify the Contract as a life insurance contract.

Allocation of Premiums

Premium payments are allocated to the appropriate Sub-Account(s) within the Separate Account that invest in the selected Portfolio(s), or to the Fixed Account, in accordance with an Owner's instructions. For each Sub-Account, premium payments are converted to Accumulation Units. The number of Accumulation Units credited to a Contract is determined by dividing the amount allocated to the Sub-Account by the value of the applicable Accumulation Unit as of the Valuation Period during which the premium payment is allocated to the Sub-Account. Premium payments allocated to the Fixed Account are credited in dollars.

Premium payments are generally allocated to the Sub-Accounts or the Fixed Account as of the later of the Contract Date or the date the premium is received.


DELAYED INVESTMENT START DATE. Initial premium payments are allocated to the Sub-Accounts or to the Fixed Account as selected by the Owner. On the date of this Prospectus, the Company does not delay investment start dates and will allocate premium payments to the selected Contract Options upon issuance of a Contract. The Company reserves the right, however, to allocate initial premium payments to the Prime Money Fund II Sub-Account for an investment delay period before they will be invested (together with any investment gain) in any other Sub-Account(s) designated by the Owner. If the Company elects to delay such initial investments in Sub-Accounts, the delay would apply where a Contract is issued subject to a requirement that premium payments be refunded upon the exercise of a "free look" right. Allocation to the Sub-Account(s) designated by the Owner would be made at the end of the "free look" inspection period. The investment delay period would be measured from the date a Contract is issued from the Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Contract to the Owner.


Should the Company elect to delay investment start dates, it will so advise prospective investors in a Contract.

                      CONTRACT VALUES AND BENEFITS

Death Benefit

When an application for a Contract is approved, the Company determines the Face Amount of insurance and then issues a Contract. The Death Benefit on the Contract Date is the Face Amount, and any additional benefit riders elected. The Death Benefit will never be less than the Face Amount. The Death Benefit may be adjusted as a result of additional premium payments, an increase or decrease in Account Value, or in the event of Withdrawals.

Upon receipt of proof of death of the Insured, the Company will pay the Death Benefit Proceeds to the Beneficiary. The Owner or the Beneficiary may elect that the Death Benefit Proceeds be paid in a single sum, in the form of a fixed annuity, or that they be retained by the Company in its general account. Amounts retained by the Company will be credited with interest at an annual rate of not less than 3%. The amount of the Death Benefit is determined on the date the Company receives proof of the Insured's death and will be the greater of (a) the Face Amount or (b) the Account Value times the death benefit factor from the following table:

               Percentage                    Percentage                    Percentage
Attained       of Account       Attained     of Account       Attained     of Account
  Age            Value             Age         Value             Age         Value

   35             250               57          142               79          106
   36             250               58          138               80          105
   37             250               59          134               81          105
   38             250               60          130               82          105
   39             250               61          128               83          105
   40             250               62          126               84          105
   41             243               63          124               85          105
   42             236               64          122               86          105
   43             229               65          120               87          105
   44             222               66          119               88          105
   45             215               67          118               89          105
   46             209               68          117               90          105
   47             203               69          116               91          104
   48             197               70          115               92          103
   49             191               71          113               93          103
   50             185               72          111               94          103
   51             178               73          109               95          102
   52             171               74          109               96          102
   53             164               75          108               97          101
   54             157               76          107               98          101
   55             150               77          107               99          101
   56             146               78          106

Face Amount and Guidleine Single Premium - The Face Amount on the Contract Date is determined by treating the initial premium as a "guideline single premium." The "guideline single premium" is an amount necessary to keep the Contract in force until the Maturity Date, using guaranteed mortality and expense charges, and the calculations required by the Code for a life insurance contract under the guideline premium test. The "guideline single premium" will vary by attained age, sex and underwriting risk class. This will generally result in the same initial premium providing a Face Amount that is higher for non-smokers than smokers, and a higher Face Amount for females than for males.

Face Amount and Additional Premium Payments - Additional premium payments may result in an increase in the Face Amount of insurance coverage. If necessary, the Company will increase the Face Amount by an amount sufficient to permit the contract to remain within the definition of a "life insurance contract" under section 7702 of the Code.

Adjustments to the Death Benefit Proceeds. The Death Benefit Proceeds actually paid to the beneficiary are equal to the Death Benefit reduced by any outstanding loan and accrued loan interest. The Death Benefit Proceeds will be increased by any other rider benefits payable.

Additional Benefits by Rider

The Company may in the future permit Owners to purchase additional benefits provided by rider to the Contract, subject to the Company's underwriting and issuance standards. These additional benefits may increase the monthly cost of insurance charge.

Acceleration of Death Benefit Rider

The Company intends to offer in the future a rider benefit that will allow the Owner to receive an accelerated payment of a portion of the Death Benefit, discounted to reflect its current value. This advance payment of the Death Benefit will be available if the Insured is diagnosed as terminally ill with a life expectancy of 12 months or less.

Tax Treatment. Under proposed regulations, a "qualified accelerated death benefit" payable on account of a terminal illness would be treated as a death benefit. However, until final regulations are issued, the tax treatment of benefits received under an accelerated benefits rider is presently unclear. Moreover, the treatment may be different depending on whether the benefit is paid for nominal illness or in the event of some other health condition.

Determination of Account Value

Account Value and Cash Surrender Value. The Account Value under a Contract includes its value in the Separate Account, in the Fixed Account and, if there is any Indebtedness, in the Loan Account. The Account Value reflects premiums, the Net Investment Experience of the Contract's Sub-Accounts, interest credited on its Account Value in the Fixed Account and on amounts held in the Loan Account, amounts deducted for Contract charges or any Withdrawal Charges that apply to an Owner request to reduce the Face Amount and amounts withdrawn or surrendered.

The Contract's Cash Surrender Value is the amount the Owner will receive upon surrender of the Contract. The Cash Surrender Value is the Account Value reduced by any outstanding Contract loan (and accrued interest) and by any applicable Withdrawal Charges. (See "Preferred and Non-Preferred Loans" and "Withdrawal Charges".)

The Contract's Cash Surrender Value in the Separate Account may increase or decrease daily depending on the Net Investment Experience of the Contract's Sub-Accounts. Unfavorable investment experience can reduce the Cash Surrender Value to zero. Because there is no guaranteed minimum Account Value in the Separate Account, the Owner bears the entire investment risk with respect to the Account Value allocated to the Separate Account.

Net Investment Experience. The Net Investment Experience of the Contract's Sub-Accounts will affect the Contract's Account Value and, in some circumstances, the Death Benefit. The Net Investment Experience of the Sub-Accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

A Sub-Account's Net Investment Experience for any period reflects the investment experience of the underlying Portfolio shares for the same period, reduced by the charges against the Sub-Account for that period. (Currently the Sub-Accounts are charged only for the Company's mortality and expense risk and administrative expenses, but in the future the Company may impose a charge against the Sub-Accounts for taxes if appropriate. See "Charges and Expenses" and "Taxation of the Company and the Separate Account.")

The investment experience of Portfolio shares for any period is the increase or decrease in their net asset value for the period invested reduced by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Portfolio shares are reinvested in additional shares of the Fund and affect subsequent investment experience.

Owners who allocate Account Value to the Fixed Account will not share in the actual investment experience of the Fixed Account. Instead, the Company guarantees that Account Values in the Fixed Account will earn interest at an effective annual rate of at least 3.0%. The Company may from time to time credit interest at a higher rate than 3.0%, but it is under no obligation to do so. The Company declares the current interest rate for the Fixed Account periodically. Account Values that are in the Fixed Account will earn interest daily.

Preferred and Non-Preferred Loans

The Owner may borrow all or part of the Contract's "loan value" at any time after the free look period. The Company will usually make the loan within seven days of the date when a loan request in writing is received at the Variable Service Center.


The maximum amount available for a loan is equal to 90% of the Account Value less the sum of Withdrawal Charges and Indebtedness. A loan reduces the Contract's Account Value in the Sub-Accounts and the Fixed Account by the amount of the loan. The amount taken from the

Contract's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the Death Benefit and Account Value of the Contract can be permanently affected by a loan, even if it is repaid. In addition, any proceeds payable under a Contract are reduced by the amount of any outstanding loan plus accrued interest. Because the Contract will generally be considered a "modified endowment contract" for federal income tax purposes, a loan may be subject to adverse tax consequences. (See "Federal Tax Status - Income Tax Treatment of Contract Benefits.")

A loan repayment increases the Account Value in the Sub-Accounts and the Fixed Account by the amount of the repayment. Unless the Owner requests otherwise, loans and loan repayments are attributed to the Sub-Accounts and the Fixed Account in proportion to the Account Value in each.

If a loan plus accrued interest exceeds the Contract's Account Value less the Withdrawal Charges on the next loan interest due date (or, if greater, on the date the calculation is made), the Company will notify the Owner that the Contract is going to terminate. The Contract will terminate without value 61 days after the notice is mailed unless the excess amount is paid to the Company within that time.

The interest rate charged on loans is 5% per year and is due on each Contract Anniversary. If not paid, the interest accrued on the loan is added to the loan. An amount equal to the unpaid interest is deducted from the Contract's Account Value in the Sub-Accounts and the Fixed Account and transferred to the Loan Account.

Preferred Loan Amounts. A preferred loan amount is determined on the ContractDate and on the first Business Day of each Contract month. It is equal to the excess of Account Value over the total premiums paid and not deemed withdrawn.

Surrenders and Partial Withdrawals

Surrenders. The Owner may surrender a Contract for its Cash Surrender Value at any time while the Insured is living by a signed written request conforming to the Company's administrative procedures. The Cash Surrender Value of the surrendered Contract will be determined as of the Business Day when a surrender request is received at the Company's Variable Service Center. The Cash Surrender Value equals the Account Value reduced by any Contract loans and accrued interest and by any applicable Withdrawal Charges. (See "Withdrawal Charges".) The Owner may elect in writing to have all or part of the Cash Surrender Value applied to an optional annuity payment option. (See "Optional Annuity Payment Options".)

Partial Withdrawal. The Owner may make a partial withdrawal under the Contract to receive a portion of its Cash Surrender Value. A partial withdrawal will cause a proportionate reduction in the Contract's Account Value and Death Benefit. No partial withdrawal may reduce the Death Benefit below that required to qualify the Contract as life insurance or below the Contract's Face Amount, except with The Company's consent.

Any Withdrawal Charges that apply to a partial withdrawal will be deducted pro rata from the Contract's Account Value in the Sub-Accounts and the Fixed Account. The Surrender Charge applied will reduce any remaining Withdrawal Charges under the Owner's Contract.


Tax Impact of Modified Endowment Contract Status. Because the Contract will generally be considered a "modified endowment contract" for federal income tax purposes, a surrender or partial withdrawal may be subject to adverse tax consequences. (See "Federal Tax Status - Income Tax Treatment of Contract Benefits." )


Maturity Proceeds

If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 100), on surrender of the Contract to the Company, the Company will pay the Owner the Cash Surrender Value. In such case, the Contract will terminate and the Company will have no further obligations under the Contract.

Lapse and Reinstatement

If the Cash Surrender Value in the Contract is insufficient to pay the monthly deductions, loan interest, or other charges which become due but are unpaid, a grace period of 61 days will be allowed for payment of sufficient premium to continue the Contract in force. The Company will notify the Owner of the amount required to continue the Contract in force. If the required premium amount is not received within 61 days of the notice, the Contract will terminate without value. If the Insured dies during the grace period, the Company will pay the Death Benefit Proceeds.

If the grace period ends and the Owner has neither paid the required premium nor surrendered the Contract for its Cash Surrender Value, the Owner may reinstate the Contract by (a) submitting a written request at any time with two years after the end of the grace period and prior to the Maturity Date;
(b) providing evidence of insurability satisfactory to the Company; (c) paying a sufficient premium to cover all charges that were due and unpaid during the grace period; (d) paying an additional premium at least three times the guaranteed monthly cost of insurance charge under the Contract and all other applicable charges; and (e) repaying any indebtedness against the Contract that existed at the end of the grace period.

Payment of Proceeds

The Company ordinarily will pay any Cash Surrender Value, Contract loan value or Death Benefit Proceeds from the Sub-Accounts within seven days after receipt by the Variable Service Center of a request, or proof of death of the Insured in a form satisfactory to the Company. However, the Company may delay payment or transfers from the Sub-Accounts. (See

"Suspension of Payments and Transfers.") The Company may also delay payment if it considers it necessary to contest the Contract. The Company will pay interest on the Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if an optional annuity payment option was selected, to the effective date of the option. (See "Optional Annuity Payment Options".)

Tax Withholding

All distributions or portions thereof which are includable in the gross income of the Owner are subject to federal income tax withholding. The Company will withhold federal taxes at the rate of 10% from each distribution. However, the Owner may elect not to have taxes withheld or to have taxes withheld at a different rate.

Optional Annuity Payment Options

If no election has been previously made by the Owner, the Beneficiary mayelect that Death Benefit Proceeds be paid as a single sum, as a fixed annuity or retained by the Company in its general account (see Death Benefits). The Contract's Death Benefit Proceeds and Cash Surrender Value can be paid in one sum, or the Owner or payee can choose to receive all or part of the proceeds as fixed annuity payments (payments which are guaranteed as to dollar amount by the Company). Other payment options may also be made available, subject to applicable regulatory requirements. The guaranteed mortality assumptions used in determining payment levels will not vary based on sex.

Annuitization Bonus. Subject to state availability, the Company intends to increase the amount applied to optional annuity payment options A, B, C, D and, for specified periods greater than five years, E, by an "Annuitization Bonus". The Annuitization Bonus Value will be calculated by the Company as of the immediately preceding Business Day. The increase will be allocated pro rata to the Contract Options which the Owner has elected and will be deemed "income" on the Contract for federal income tax purposes. (See "Income Tax Treatment of Contract Benefits.")

The "Annuitization Bonus" for a Contract will be determined by the Company at the time of issuance of a Contract, but may be modified, reduced or eliminated for Contracts subsequently issued. On the date of this prospectus, the Annuitization Bonus is 3% of the amount applied to annuity payment options A, B, C, D and, for specified periods greater than five years, E.

The following annuity payment options are available:

Option A. Life Annuity. An annuity payable monthly during the lifetime of the payee. Annuity payments cease at the death of the payee.

Option B. Life Annuity with Period Certain of 60, 120, 180 or 240 Months. An annuity payable monthly during the lifetime of the payee for 60, 120, 180 or 240 months certain as selected.

Option C. Joint and Survivor Annuity. An annuity payable monthly during the joint lifetime of the payee and a designated second person. At the death of either payee, annuity payments will continue to be made to the survivor payee. The survivor's annuity payments will equal 100%, 75%, 66-2/3% or 50% of the amount payable during the joint lifetime, as chosen.

Option D. Joint and Contingent Annuity. An annuity payable monthly during the lifetime of the payee and continuing during the lifetime of a designated second person after the payee's death. The second person's annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable, as chosen.

Option E. Fixed Payments for a Period Certain. Annuity payable monthly for a fixed amount for any specific period (at least 5 years but not exceeding 30 years), as chosen.

Option F. Death Benefit Proceeds Remaining with the Company. Proceeds from the Death Benefit left with the Company. The Death Benefit Proceeds will remain in the Contract Options to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full and partial withdrawals may be made at any time.

Annuity Options A, B, C & D are available for fixed annuity payments, variable annuity payments or some combination of both. Annuity Option E is available for fixed annuity payments only.

If the payee dies during a period certain (Annuity Options B or E), the remaining annuity payments will be made to the beneficiary. The beneficiary may elect to receive the commuted value of the remaining annuity payments in a single sum instead. If no beneficiary is designated, the commuted value of the remaining annuity payments will be made to the payee's estate in a single sum. The Company will determine the commuted value by discounting the remaining annuity payments at its then current interest rate used for commutation.

Right to Exchange for a Fixed Benefit Contract

During the first 24 months after the Contract Date, if the Contract has not lapsed, there is an unconditional right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account.

                    OTHER PROVISIONS OF THE CONTRACT

Suicide Exclusion

If the Insured commits suicide within two years from the Contract's date of issue (or less if required by state law), the Death Benefit will be limited to the premiums paid, reduced by any outstanding loan and accrued loan interest.

Representations and Contestability

Generally, the Company can challenge the validity of the Owner's Contract or any rider to the Owner's Contract during the Insured's lifetime for two years from the date of issue, based on misrepresentations made in the application. The Company can challenge the portion of the Death Benefit resulting from payment of an underwritten additional premium payment for two years, during the Insured's lifetime, from the date the additional premium payment was received. However, the two year time limit on the Company's right to challenge all or part of the Contract does not apply in the event that the Insured dies within the two year period.

Misstatement of Age or Sex

If the Insured's age or sex is misstated in the application, the Contract's Account Value and Death Benefit will be what the premiums paid and unscheduled premium payments made would have purchased, based on the Insured's correct age or, if the Contract is sex-based, on the Insured's correct sex.

Owner and Beneficiary

The Owner is named in the application but may be changed from time to time. At the death of the Owner, his or her estate will become the Owner unless a successor Owner has been named. The Owner's rights as such terminate when the Insured dies.

The beneficiary is also named in the application. The beneficiary of the Contract may be changed at any time before the death of the Insured. The beneficiary has no rights under the Contract until the death of the Insured and must survive the Insured in order to receive the Death Benefit Proceeds. If no named beneficiary survives the Insured, the proceeds will be paid to the Owner.

A change of Owner or beneficiary must be in written form satisfactory to the Company and must be dated and signed by the Owner making the change. The change will be subject to all payments made and actions taken by the Company under the Contract before the signed change form is received by the Company at its Variable Service Center.

Assignments

The Owner may assign (transfer) the Owner's rights in the Contract to someone else. An absolute assignment of the Contract is a change of Owner and beneficiary to the assignee. A collateral assignment of the Contract does not change the Owner or beneficiary, but their rights will be subject to the terms of the assignment. The assignments must be in writing, signed by the Owner and recorded by the Company at its Variable Service Center. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness under a contract before and after the assignment was recorded.

Reports and Records

The Company will mail to the Owner, at the last known address of record, an annual statement showing current Account Values, transactions since the last statement, Contract loan information and any other information required by federal or state laws or regulations.

The Owner will also be sent annual and semi-annual reports containing the financial statements of the Separate Account and the Fund or Portfolio.

In addition, Owners will receive statements of significant transactions, such as changes in the Death Benefit, transfers among Contract Options, premium payments, Contract loans, increases in Contract loan principal, Contract loan repayments, unpaid Contract loan interest added to principal, reinstatement and termination.

Voting Rights

In accordance with its view of present applicable law, the Company will vote the shares of the Portfolios held by the Separate Account Sub-Accounts at regular or special meetings of the shareholders in accordance with instructions received from Owners having the voting interest in the affected Portfolio(s). The number of votes that an Owner has the right to instruct for a particular Sub-Account is determined by dividing the Account Value in the Sub-Account by the net asset value per share of the corresponding Portfolio. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. A Fund may not be required to hold routine annual meetings of its shareholders.

The number of shares which an Owner has a right to vote will be determined as of a date to be chosen by the Company not more than 60 days prior to a shareholder meeting of Fund. Each Owner having a voting interest will receive proxy material, annual reports and any other materials relating to the appropriate Portfolio.

If required by state insurance authorities, the Company may disregard voting instructions if they would require that shares be voted to cause a change in the Portfolios of a Sub-Account; or a change in the investment policy of the Portfolios; or to approve or disapprove an investment advisory or underwriting contract for a Portfolio. In addition, the Company may disregard voting instructions in favor of changes, initiated by an Owner or the Fund's Board of Trustees, in any investment policy, investment adviser or principal underwriter of the Portfolio if the Company: (a) reasonably disapproves of the changes and
(b) in the case of a change in investment policy or investment adviser, the Company makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of the Company. If the Company does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Owners.

Suspension of Payments and Transfers

The Company reserves the right to suspend or postpone payments for surrenders, withdrawals and Contract loans or transfers from the Sub-Accounts for any period when:

-    the New York Stock Exchange is closed for trading;
-    trading on the New York Stock Exchange is restricted by the SEC;
- an emergency exists as a result of which disposal of securities held in the applicable Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the applicable Sub-Account's net assets; or
-    during any other period when the SEC, by order, permits such suspension.

The Company also reserves the right to defer payment for a surrender, withdrawal and Contract loan or transfer from the Fixed Account for the period permitted by law but not for more than six months after written election is received by the Company. The Company will pay interest in accordance with state insurance law requirements on payments that are delayed.

Nonparticipation in Company Dividends

The Contracts are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.

                    DISTRIBUTION AND OTHER AGREEMENTS


First Variable Capital Services, Inc. ("FVCS"), 10 Post Office Square, Boston, MA 02109, acts as distributor of the Contracts. FVCS, a wholly owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Contract is offered on a continuous basis.



The Company and FVCS have agreements with various broker/dealers under which the Contracts will be sold by registered representatives of broker/dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance contracts. The commissions payable to a broker/dealer for sales of the Contract pursuant to the sales agreement is not expected to exceed 8.50% of the first year premium payment. Broker/dealers may receive expense allowances, wholesaler fees, bonuses and training fees.

Under a Services Agreement between the Company and FVCS, the Company performs underwriting, issuance and other administrative services for the Contracts.

                          SAFEKEEPING OF ASSETS

The Company serves as the custodian of the assets of the Variable Account.

                        MANAGEMENT OF THE COMPANY

The directors and executive officers of the Company and their principal business experience during the past five years, are:


Name and Address              Position with                 Principal Occupation
                              the Company                   During Past 5 Years

Ronald M. Butkiewicz          Chairman                      President and Chief Executive
2211 York Road, Suite 202     and Director                  Officer, Irish Life of North
Oakbrook, IL  60521                                         America, Inc.; Chairman and
                                                            Chief Executive Officer,
                                                            Interstate Assurance Company

Michael J. Corey              Director                      Managing Director, Insurance
401 East Host Drive                                         Practice Group, Ward Howell
Lake Geneva, WI  53147                                      Intl., Inc.; President, GSG
                                                            International Inc.

Norman A. Fair                Director                      Vice President, Treasurer,
2211 York Road, Suite 202                                   & Asst. Sec., Irish Life of
Oakbrook, IL  60521                                         North America, Inc.; prior to
                                                            1994, Senior Vice President and
                                                            Chief Financial Officer,
                                                            Interstate Assurance Company

Michael R. Ferrari            Director                      President, Drake University
25th & University Avenue
Des Moines, IA 50311

Peter D. Fullam               Director                      Executive Director and Chief
Lower Abbey Street                                          Financial Officer, Irish Life plc
Dublin 1, Ireland

T. David Kingston             Director                      Managing Director, Irish Life plc
Lower Abbey Street
Dublin 1, Ireland





Stephan M. Largent            President and Director        Prior to April 1995, President,
10 Post Office Square                                       ING America Equities, Inc.
Boston, MA  02109

Jeff S. Liebmann              Director                      Partner, Dewey Ballantine
1301 Avenue of the Americas
New York, NY  10019

Kenneth R. Meyer
200 South Wacker Drive,       Director                      Managing Director, Lincoln
Suite 2100                                                  Capital Management Co.
Chicago, IL  60606

Thomas K. Neavins             Director                      Vice President and Corporate
2211 York Road, Suite 202                                   Secretary, Irish Life of North
Oakbrook, IL  60521                                         America, Inc.

Phillip R. O'Connor           Director (non-voting)         Principal of Coopers & Lybrand
111 West Washington,                                        LLP/Palmer Bellevue Corp.
Suite 1247
Chicago, IL  60602


Anthony J. Koenig, Jr.        Vice President                Vice President and Treasurer;
10 Post Office Square         and Treasurer                 prior to June, 1996, Assistant
Boston, MA 02109                                            Controller; prior to 1993,
                                                            Audit Manager, Ernst & Young LLP;
                                                            prior to 1992, Assistant Controller,
                                                            First Inter. Life Ins. Co.


Arnold R. Bergman             Vice President-Legal          Vice President-Legal  &
10 Post Office Square         & Administration and          Administration and Secretary;
Boston, MA 02109              Secretary                     prior to February 1995, Counsel,
                                                            Aetna Life Insurance and Annuity
                                                            Company; prior to 1992, Vice
                                                            President, General Counsel and
                                                            Secretary, First Int. Life Ins. Co.

Martin Sheerin                Vice President                Vice President and Chief Actuary;
10 Post Office Square         and Chief Actuary             prior to October, 1994, Vice President,
Boston, MA 02109                                            Irish Life of North America, Inc.




Thomas Simpson                Vice President and            Vice President; prior to February,
10 Post Office Square         Chief Marketing Officer       1996, Vice President, Hamilton
Boston, MA  02109                                           Life Ins. Co.; prior to November,
                                                            1994, National Sales Manager, Bankers
                                                            Nat. Life Ins. Co.



                          FEDERAL TAX STATUS

General

BECAUSE OF THE COMPLEXITY OF THE LAWS AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO THE STATUS OF THE OWNER, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Contracts cannot be made in this prospectus and that special tax rules may be applicable with respect to purchases not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. This discussion of federal tax status is based upon the Company's understanding of current federal income tax laws as they are currently interpreted.

Taxation of the Company and the Separate Account

Under current federal income tax law, no tax is imposed on the Company as a result of the operations of the Separate Account and the Fixed Account. Thus, no charge is currently imposed for Company federal income taxes. The Company reserves the right to charge the Separate Account or Fixed Account for Company federal income taxes, if there are changes in federal tax law.

Under current laws the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, the Company is not currently imposing a charge for them. If they increase, however, a charge for such taxes attributable to the Separate Account and/or Fixed Account may be imposed.

Life Insurance and Modified Endowment Contract Definitions

Life Insurance. Section 7702 of the Code provides that if certain tests are met, a Contract will be treated as life insurance for federal tax purposes. The Company will monitor compliance with these tests.

As a result, the Company believes Owners will not be taxed on increases in Account Value under the Contracts until they are distributed. Furthermore, the Company believes the Death Benefits received under the Contracts are excludable from the gross income of the beneficiary pursuant to the provisions of Section 101(a) of the Code.

Accelerated Benefits Rider. The Company believes that payments received under an accelerated benefits rider will be treated as distributions from an insurance contract under current law and, in addition, under regulations proposed December 15, 1992, as distributions or death benefits, depending on the circumstances. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.) If such payments are distributions, their tax treatment would depend on whether or not the Contract is a modified endowment contract.

Modified Endowment Contract. Section 7702A of the Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance contract which is also a "modified endowment contract". The Company has designed the Contracts to meet the definition of a modified endowment contract.

A modified endowment contract is a life insurance contract where premiums paid under the Contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time if the Contract provided for paid up future benefits after the payment of seven level annual premiums ("7-pay test"). (The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the Contract's earnings and the use of a reasonable mortality charge. Riders to the Contract are considered part of the Contract for purposes of applying the 7-pay test.)

Any Contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no increase as a result of the exchange.

Income Tax Treatment of Contract Benefits

If the Contract falls within the definition of a modified endowment contract, the following rules will apply to distributions under such Contract:

(a) Distributions will be included in gross income to the extent the Account Value of the Contract exceeds the investment in the Contract (i.e. will be treated as income first). Any additional amounts received other than Contract loans will be treated as a return of capital to the Owner and will reduce the Owner's investment in the Contract.

(b) Loans are considered distributions. An investment in the Contract will be increased by the amount of any prior loan that was included in the Owner's gross income.

(c) A Contract assignment is treated as a distribution. For example, a collateral assignment is a distribution which will subject any gain that accrues in the Contract to taxation.

(d) For purposes of determining the amount of the distribution which is included in gross income, all modified endowment contracts issued by the Company and its affiliates to the same Owner during any 12-month period must be treated as one modified endowment contract.

(e) Payments under the accelerated benefits rider may be treated as distributions that are subject to taxation under these rules.

Any taxable distribution will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

(a)  made on or after the date when the Owner attains age 59 1/2;

(b)  is attributable to the Owner becoming disabled; or

(c) is part of a series of substantially equal periodic payments made no less frequently than annually for the life (or life expectancy) or for the joint lives (or life expectancies) of the Owner or the beneficiary.

Diversification Requirements

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance contracts. The Code provides that a variable life insurance contract will not be treated as a life insurance contract under Section 7702 for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Failure to comply with the diversification requirements may result in the Contract not qualifying as life insurance. If the Contract does not qualify as life insurance, Owners may be subject to immediate taxation on the increases in Account Value of their Contracts plus the cost of insurance protection for the year.

The Company intends that all Portfolios of the Funds underlying the Contracts will be managed by the Fund or its investment adviser to comply with the diversification requirements set forth in Section 817(h) of the Code and Treas. Reg. 1.817-5 promulgated thereunder.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Owners may direct their investments to Sub-Accounts of the Separate Account without being considered the owners of the assets of the Separate Account. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situation addressed in published rulings issued by the Internal Revenue Service ("IRS") in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered the owner of the assets of the Separate Account. To the extent the Owner is treated as owner of the assets of the Separate Account attributable to the Owner's Contract, the Owner would be liable for federal income tax on the earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling by the IRS is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively, resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

                          ADVERTISING PRACTICES

The Company may from time to time receive endorsements of the Contracts from professional organizations. The Company may use such endorsements in advertisements or sales material for the Contracts. The Company may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Contracts. An endorsement of the Contracts by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Contracts.

From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. References to, reprints or portions of reprints of such articles or rankings may be used by the Company as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

Articles and releases, developed by the Company, the Funds and other parties, about the Separate Account or the Funds regarding individual Portfolio, Fund and Fund Group asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Contracts or the Separate Account. Such literature may refer to personnel of the adviser, or personnel of the sub-advisers, who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

The advertising and sales literature for the Contracts and the Separate Account may refer to historical, current and prospective economic trends. In addition sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                              LEGAL MATTERS

State Regulation

The Company is subject to the laws of the State of Arkansas governing insurance companies and to the regulations of the Arkansas Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

Legal Proceedings

There are no material pending legal proceedings to which the Separate Account, First Variable Capital Services, Inc. or First Variable Life Insurance Company is a party.

                                EXPERTS


The audited financial statements of First Variable Life Insurance Company included in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as indicated in their report herein, and are included herein in reliance on their authority as experts in accounting and auditing.


The interim financial statements of First Variable Life Insurance Company as of September 30, 1996 and for the nine month period then ended have not been audited.

Legal matters in connection with the Contracts have been reviewed by the Company's Legal Department. Mayer, Brown & Platt, of Washington, DC, has provided advice on certain matters relating to the federal securities and tax laws.

                         REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus omits certain information contained in the Registration Statement. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                               APPENDIX: A

             ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
        CASH SURRENDER VALUES AND ACCUMULATED VALUE OF THE PREMIUM


The tables in Appendix A illustrate the way the Contracts operate. They show how the Death Benefit, Cash Surrender Value and Account Value change over an extended period of time assuming hypothetical gross rates of return (i.e. investment income and capital gains, realized or unrealized) for the Separate Account equal to constant after-tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000 to provide insurance coverage on females aged 55 and males aged 65. The insureds are assumed to be in the nonsmoker standard risk classification. Values are first given based on current mortality rates and other Contract charges and then based on guaranteed mortality rates and other Contract charges. Death Benefits, Cash Surrender Values and Account Values for a Contract would be different from the amounts shown if the actual gross rates of return do not average 0%, 6% or l2%, but are either above or below that average for the period. They would also be different depending on the allocation of Account Value among the Separate Account's Sub-Accounts if the aggregate gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also be different if any Contract loan were made during the period of time illustrated, if the Insured were a different age or sex, or in the smoker standard risk classification, or if the Contracts were issued at a unisex rate.



The Death Benefits, Cash Surrender Values and Account Values shown in the tables reflect the fact that the Company makes: (a) a monthly deduction from the Account Value on the first day of each Contract month for (i) a Maintenance Fee of $2.50 if the Account Value is less than $100,000, (ii) a Distribution Charge equivalent to an annual rate of 0.20% of the Account Value for the first ten Contract Years, (iii) a Premium Tax Charge equivalent to an annual rate of 0.25% of the Account Value for the first ten Contract Years, (iv) a federal tax charge at an annual rate of 0.20% of the Account Value for the first ten Contract Years, and (v) a cost of insurance charge;
(b) a daily charge assessed against the Separate Account for a Mortality and Expense Risk Charge equivalent to an annual rate of 0.90% of the average daily net assets of the Separate Account; and (c) a monthly Administrative Charge equivalent to an annual rate of 0.40% of the average daily net assets of the Separate Account. The Cash Surrender Values shown in the tables reflect the Account Value upon surrender. (See "Charges and Expenses.") The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect a simple average of the investment advisory fees and operating expenses incurred by the Fund or Portfolio, at an annual rate of 1.12% of the average daily net assets of the Fund or Portfolio. This average reflects a voluntary cap on the investment advisory fees. If the investment adviser discontinues these caps, the values illustrated on the following pages could be less. (See "Fund Expenses.")

Taking account of the charges for mortality and expense risks and administrative expense in the Separate Account and the average investment advisory fee and operating expenses of the Fund or Portfolio, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of (1.12)%, 4.88% and 10.88%, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated. (See "Taxation of the Company and the Separate Account.")

The second column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes, of 5% per year, compounded annually.



$30,000 INITIAL PREMIUM
$97,565 SPECIFIED AMOUNT
FEMALE NONSMOKER: AGE 55
CURRENT RATES
HYPOTHETICAL GROSS INVESTMENT RETURN

             Premium
    End       Paid                0%                            6%                            12%
    of        Plus    --------------------------    ---------------------------   ----------------------------
  Policy    Interest  Account    Surr.     Death    Account    Surr.     Death    Account    Surr.     Death
   Year      AT 5 %    Value     Value    Benefit    Value     Value    Benefit    Value     Value    Benefit

     1      31,500     28,941    26,016    97,565    30,714    27,789    97,565    32,487    29,562    97,565
     2      33,075     27,919    25,069    97,565    31,446    28,596    97,565    35,184    32,334    97,565
     3      34,729     26,931    24,231    97,565    32,196    29,496    97,565    38,106    35,406    97,565
     4      36,465     25,978    23,578    97,565    32,965    30,565    97,565    41,274    38,874    97,565
     5      38,288     25,057    22,957    97,565    33,753    31,653    97,565    44,708    42,608    97,565
     6      40,203     24,167    22,367    97,565    34,560    32,760    97,565    48,430    46,630    97,565
     7      42,213     23,309    21,809    97,565    35,388    33,888    97,565    52,465    50,965    97,565
     8      44,324     22,479    21,279    97,565    36,236    35,036    97,565    56,838    55,638    97,565
     9      46,540     21,679    20,779    97,565    37,105    36,205    97,565    61,579    60,679    97,565
    10      48,867     20,905    20,905    97,565    38,037    38,037    97,565    66,790    66,790    97,565
    15      62,368     17,862    17,862    97,565    43,925    43,925    97,565   102,301   102,301   117,825
    20      79,599     15,242    15,242    97,565    50,723    50,723    97,565   156,883   156,883   166,761
    25     101,591     12,985    12,985    97,565    56,751    56,751    97,565   233,011   233,011   243,054
    30     129,658     11,042    11,042    97,565    63,514    63,514    97,565   346,082   346,082   360,998



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



$30,000 INITIAL PREMIUM
$97,565 SPECIFIED AMOUNT
FEMALE NONSMOKER: AGE 55
GUARANTEED RATES
HYPOTHETICAL GROSS INVESTMENT RETURN

            Premium
    End      Paid                 0%                            6%                            12%
    of       Plus     --------------------------    ---------------------------   ----------------------------
  Policy   Interest   Account    Surr.     Death    Account    Surr.     Death    Account    Surr.     Death
   Year     At 5 %     Value     Value    Benefit    Value     Value    Benefit    Value     Value    Benefit

     1      31,500     28,632    25,707    97,565    30,403    27,478    97,565    32,175    29,250    97,565
     2      33,075     27,264    24,414    97,565    30,789    27,939    97,565    34,526    31,676    97,565
     3      34,729     25,895    23,195    97,565    31,155    28,455    97,565    37,070    34,370    97,565
     4      36,465     24,533    22,133    97,565    31,511    29,111    97,565    39,835    37,435    97,565
     5      38,288     23,158    21,058    97,565    31,839    29,739    97,565    42,788    40,688    97,565
     6      40,203     21,770    19,970    97,565    32,140    30,340    97,565    45,921    44,121    97,565
     7      42,213     20,358    18,858    97,565    32,405    30,905    97,565    49,265    47,765    97,565
     8      44,324     18,911    17,711    97,565    32,624    31,424    97,565    52,831    51,631    97,565
     9      46,540     17,399    16,499    97,565    32,773    31,873    97,565    56,610    55,710    97,565
    10      48,867     15,811    15,811    97,565    32,876    32,876    97,565    60,681    60,681    97,565
    15      62,368      6,856     6,856    97,565    32,994    32,994    97,565    87,513    87,513   100,905
    20      79,599          -         -    97,565    29,034    29,034    97,565   125,063   125,063   133,099
    25     101,591          -         -    97,565    13,010    13,010    97,565   172,263   172,263   179,918
    30     129,658          -         -    97,565         -         -    97,565   235,213   235,213   245,727



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


$30,000 INITIAL PREMIUM
$58,178 SPECIFIED AMOUNT
MALE NONSMOKER: AGE 65
CURRENT RATES
HYPOTHETICAL GROSS INVESTMENT RETURN

            Premium
    End      Paid                 0%                            6%                            12%
    of       Plus     --------------------------    ---------------------------   ----------------------------
  Policy   Interest   Account    Surr.     Death    Account    Surr.     Death    Account    Surr.     Death
   Year     At 5 %     Value     Value    Benefit    Value     Value    Benefit    Value     Value    Benefit

     1      31,500     28,941    26,016    58,178    30,714    27,789    58,178    32,487    29,562    58,178
     2      33,075     27,919    25,069    58,178    31,446    28,596    58,178    35,184    32,334    58,178
     3      34,729     26,931    24,231    58,178    32,196    29,496    58,178    38,106    35,406    58,178
     4      36,465     25,978    23,578    58,178    32,965    30,565    58,178    41,274    38,874    58,178
     5      38,288     25,057    22,957    58,178    33,753    31,653    58,178    44,708    42,608    58,178
     6      40,203     24,167    22,367    58,178    34,560    32,760     58,18    48,430    46,630    58,178
     7      42,213     23,309    21,809    58,178    35,388    33,888    58,178    52,465    50,965    58,891
     8      44,324     22,479    21,279    58,178    36,236    35,036    58,178    56,838    55,638    62,671
     9      46,540     21,679    20,779    58,178    37,105    36,205    58,178    61,579    60,679    66,675
    10      48,867     20,905    20,905    58,178    38,037    38,037    58,178    66,790    66,790    70,951
    15      62,368     17,862    17,862    58,178    43,925    43,925    58,178   102,301   102,301   106,652
    20      79,599     15,242    15,242    58,178    50,723    50,723    58,178   156,883   156,883   163,644
    25     101,591     12,985    12,985    58,178    56,751    56,751    59,477   233,011   233,011   243,054
    30     129,658     11,042    11,042    58,178    63,514    63,514    64,028   346,082   346,082   347,246



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



$30,000 INITIAL PREMIUM
$58,178 SPECIFIED AMOUNT
MALE NONSMOKER: AGE 65
GUARANTEED RATES
HYPOTHETICAL GROSS INVESTMENT RETURN

            Premium
    End      Paid                 0%                            6%                            12%
    of       Plus     --------------------------    ---------------------------   ----------------------------
  Policy   Interest   Account    Surr.     Death    Account    Surr.     Death    Account    Surr.     Death
   Year     At 5 %     Value     Value    Benefit    Value     Value    Benefit    Value     Value    Benefit

     1      31,500     28,102    25,177    58,178    29,823    26,898    58,178    31,545    28,620    58,178
     2      33,075     26,227    23,377    58,178    29,541    26,691    58,178    33,052    30,202    58,178
     3      34,729     24,383    21,683    58,178    29,151    26,451    58,178    34,502    31,802    58,178
     4      36,465     22,565    20,165    58,178    28,647    26,247    58,178    35,868    33,468    58,178
     5      38,288     20,664    18,564    58,178    28,019    25,919    58,178    37,115    35,015    58,178
     6      40,203     18,625    16,825    58,178    27,261    25,461    58,178    38,206    36,406    58,178
     7      42,213     16,415    14,915    58,178    26,441    24,941    58,178    39,209    37,709    58,178
     8      44,324     13,988    12,788    58,178    25,558    24,358    58,178    40,103    38,903    58,178
     9      46,540     11,291    10,391    58,178    24,583   23,,683    58,178    40,875    39,975    58,178
    10      48,867      8,263     8,263    58,178    23,351    23,351    58,178    41,562    41,562    58,178
    15      62,368          -         -    58,178    11,255    11,255    58,178    44,421    44,421    58,178
    20      79,599          -         -    58,178         -         -    58,178    45,960    45,960    58,178
    25     101,591          -         -    58,178         -         -    58,178    47,656    47,656    58,178
    30     129,658          -         -    58,178         -         -    58,178    51,394    51,394



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                 APPENDIX B:
                            FINANCIAL STATEMENTS
                       Report of Independent Auditors


To the Board of Directors and Shareholder
First Variable Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of First Variable Life Insurance Company (the Company) as of December 31, 1995 and 1994, and the related statutory-basis statements of operations, capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the accompanying statutory-basis financial statements in accordance with generally accepted auditing standards; however, as discussed in the following paragraph, we were not engaged to determine or audit the effects of the variances between statutory accounting practices and generally accepted accounting principles. Generally accepted auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion on the accompanying statutory-basis financial statements.

The Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that the auditors' report on such statements indicate whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained in Note 1, and the Company has not
determined the effects of those variances.   Accordingly, we were not engaged
to audit, and we did not audit, the effects of those variances. Since the accompanying financial statements do not purport to be a presentation in conformity with generally accepted accounting principles, we are not in a position to express, and we do not express, an opinion on the financial statements referred to above as to fair presentation of financial position, results of operations or cash flows in conformity with generally accepted accounting principles.

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of First Variable Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department.

                                   s/Ernst & Young LLP
                                   --------------------------
                                      Ernst & Young LLP

Boston, Massachusetts
January 25, 1996

                 First Variable Life Insurance Company

                    Balance Sheets--Statutory Basis

                                                       DECEMBER 31
                                                   1995           1994
                                               -----------------------
                                                      (IN THOUSANDS)
ADMITTED ASSETS
Cash and invested assets:
  Bonds                                        $302,616       $247,511
  Common stocks                                     343            476
Cash and short-term investments                   5,564         54,731
                                               -----------------------
Total cash and invested assets                  308,523        302,718

Investment income due and accrued                 5,943          5,199
Other admitted assets                               404            171
Separate account assets                         132,176         94,282
                                               -----------------------
Total admitted assets                          $447,046       $402,370
                                               -----------------------
                                               -----------------------

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Annuity contract reserve                     $272,804       $261,934
  Interest maintenance reserve                    4,833          4,945
  Federal income taxes                                0             17
  Remittances not allocated                        (365)         1,935
  Asset valuation reserve                         2,954          2,783
  Transfers from separate accounts               (1,369)            (1)
  Payable to affiliates                               1             58
  Other liabilities                               1,375          4,743
  Separate account liabilities                  132,176         94,282
                                               -----------------------
Total liabilities                               412,409        370,696

Capital and surplus:
  Capital stock, par value $1.00 per share:
   Authorized-3,500,000 shares
   Issued and outstanding-2,500,000 shares        2,500          2,500
  Additional paid-in capital                     22,555         17,555
  Unassigned surplus                              9,582         11,619
                                               -----------------------
Total capital and surplus                        34,637         31,674
                                               -----------------------
Total liabilities and capital and surplus      $447,046       $402,370
                                               -----------------------
                                               -----------------------

SEE ACCOMPANYING NOTES.

                  First Variable Life Insurance Company

      Statements of Operations, Capital and Surplus--Statutory Basis

                                                        YEAR ENDED DECEMBER 31
                                                           1995           1994
                                                       -----------------------
                                                              (IN THOUSANDS)
Premiums and other revenues:
  Premiums and other considerations                     $67,063       $109,941
  Investment income, less investment expenses            22,939         17,425
  Other income                                              598            811
                                                       -----------------------
Total premiums and other revenues                        90,600        128,177

Benefits and expenses
  Benefit payments to policyholders and beneficiaries    62,339         71,385
  Increase in annuity contract reserve                   10,870         69,954
                                                       -----------------------
Total benefits paid or provided                          73,209        141,339

Insurance expenses:
  Commissions                                             3,738          1,560
  General insurance expenses                              5,693          4,979
  Insurance taxes, licenses and fees                        309            932
  Other                                                     302            115
                                                       -----------------------
Total insurance expenses                                 10,042          7,586
                                                       -----------------------
                                                         83,251        148,925

Net transfers to (from) separate accounts                 9,133        (20,359)
                                                       -----------------------
Loss from operations before federal income
 tax benefit and net realized capital losses             (1,784)          (389)

Federal income tax benefit                                  (17)           (43)
                                                       -----------------------
Loss from operations before net realized
 capital gains (losses)                                  (1,767)          (346)

Net realized capital gains (losses), less
 related federal income tax expense
 (1995-$0; 1994-$60) and amounts transferred
 to the interest maintenance reserve
 (1995-($20); 1994-$470)                                    307           (228)
                                                       -----------------------
Net loss                                                 (1,460)          (574)

Changes in net unrealized capital gains (losses)           (133)         7,624
Net (increase) decrease in non-admitted assets             (273)           198
(Increase) decrease in asset valuation reserve             (171)         1,342
Loss on sale of limited partnerships                                    (8,606)
Contributed capital from parent company                   5,000
                                                       -----------------------
Net increase (decrease) in capital and surplus            2,963            (16)

Capital and surplus, beginning of year                   31,674         31,690
                                                       -----------------------
Capital and surplus, end of year                        $34,637      $  31,674
                                                       -----------------------
                                                       -----------------------
                                      B-3

SEE ACCOMPANYING NOTES.

First Variable Life Insurance Company

Statements of Cash Flow--Statutory Basis

                                                         YEAR ENDED DECEMBER 31
                                                            1995           1994
                                                        -----------------------
                                                               (IN THOUSANDS)
OPERATIONS
Premiums and other considerations                       $ 67,063       $110,428
Investment income, less investment expenses               22,189         16,802
Other income                                                  34            762
Benefits                                                 (62,339)       (71,163)
Insurance expenses                                       (10,056)        (6,993)
Federal income taxes paid (recovered)                         60           (380)
Transfers to (from) separate accounts                    (10,207)        20,698
Other expenses                                              (303)          (439)
                                                        -----------------------
Net cash provided by operations                            6,441         69,715

PROCEEDS FROM INVESTMENTS SOLD, MATURED OR REPAID:
Bonds                                                     19,378         15,450
Common stocks                                              1,807             14
Other invested assets                                                     9,685
                                                        -----------------------
                                                          21,185         25,149
Tax on capital gains                                         (60)          (590)

OTHER CASH PROVIDED:
Capital and surplus paid in                                5,000
Other sources                                                403          6,213
                                                        -----------------------
Total other cash provided                                  5,403          6,213
                                                        -----------------------
Total cash provided                                       32,969        100,487

COST OF INVESTMENTS ACQUIRED:
Bonds                                                    (74,567)       (49,883)
Common stocks                                             (1,500)           (14)
Other invested assets                                                      (258)
                                                        -----------------------
Total cost of investments acquired                       (76,067)       (50,155)

OTHER CASH APPLIED:
Other                                                     (6,069)        (2,618)
                                                        -----------------------
Total cash used                                          (82,136)       (52,773)
                                                        -----------------------

Increase (decrease) in cash and short-term investments   (49,167)        47,714
Cash and short-term investments at beginning of year      54,731          7,017
                                                        -----------------------
Cash and short-term investments at end of year          $  5,564      $  54,731
                                                        -----------------------
                                                        -----------------------


SEE ACCOMPANYING NOTES

                  First Variable Life Insurance Company

              Notes to Finanical Statements--Statutory Basis

                             December 31, 1995

1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is owned by Irish Life, plc (Irish
Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILoNA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company, on September 22, 1994.

The Company is licensed in 49 states and sells variable and fixed annuity products through regional wholesalers and insurance brokers.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department, which practices differ in some respects from generally accepted accounting principles (GAAP). The more significant of these differences are as follows: (a) bonds are generally carried at amortized cost rather than segregating the portfolio into held-to-maturity (carried at amortized cost), held-for-sale (carried at fair value), and trading (carried at fair value) classifications; (b) policy reserves are based on statutory mortality tables rather than on the basis of the mortality, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be used for GAAP. Statutory annuity reserves are stated at values which, in the aggregate, are not less than those prescribed by the Commissioner's Annuity Reserve Valuation Method (CARVM); for GAAP, annuity reserves would be stated at account value; (c) expenses relating to the acquisition of new business are charged to operations as incurred rather than being deferred and amortized over the period that the related income is earned. Commissions and expense allowances on reinsurance ceded are recognized as income when due rather than deferred and amortized over the terms of the respective reinsurance agreements; (d) certain assets, principally amounts due from other companies and furniture and equipment, designated as "nonadmitted assets," are excluded from the balance sheet and are charged to unassigned surplus; (e) net realized gains or losses attributed to changes in the level ofinterest rates in the market are deferred and amortized over the remaining life of the bond rather than recognized as gains or losses in the statement of operations when the sale is completed; (f) declines in the estimated realizable value of investments are recognized through the establishment of a formula-determined statutory investment reserve (carried as a liability) whose changes are reflected directly in surplus, rather than through reductions in the statement of operations, when such declines are judged to be other than temporary; (g) deferred

                  First Variable Life Insurance Company

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

federal income taxes are not provided for the effects of differences in the bases of assets and liabilities reported for financial statement and income tax purposes, as would be the treatment under GAAP; (h) investments in subsidiaries are carried on the basis of their equity in net assets and changes in the carrying amounts of subsidiaries are credited or charged directly to unassigned surplus rather than included in the determination of net income (under GAAP, wholly-owned subsidiaries are presented on a consolidated basis); (i) net unrealized investment gains and losses are not segregated as a separate component of capital and surplus, as is required by GAAP; and (j) pension expense is recognized in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974 rather than on an accrual basis.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined.

INVESTMENTS

Investments are valued in accordance with methods prescribed by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). Investments in bonds not backed by other loans are generally carried at amortized cost using the interest method. Loan-backed bonds are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer survey values or internal estimates and are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all securities.

Common stocks are generally carried at market value.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of twelve months or less to be cash equivalents.

Investments in separate accounts are carried at market value. Cash and short-term investments are stated at cost which approximates market value.

Realized gains and losses on investments are determined using the first-in, first-out basis and are recognized in net income, net of related federal income taxes and amounts transferred to the Interest Maintenance Reserve. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in surplus.

                  First Variable Life Insurance Company

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

Interest income is recognized on an accrual basis. The Company does not accrue interest on bonds in default or where management determines collection is uncertain.

ANNUITY CONTRACT RESERVE

The reserves for annuity contracts, all developed by actuarial methods, are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than the minimum valuation required by law or guaranteed policy cash values.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Premiums are recognized as revenues over the premium-paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

FEDERAL INCOME TAXES

Generally, the Company records income tax expense based on estimates of amounts that will be due and payable based on current year's taxable income, without regard to deferred income taxes.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable annuity contracts, and for which the contract owner, rather than the Company, bears the investment risk.

Separate account assets, comprised principally of shares of Variable Investors Series Trust, primarily represent funds deposited by separate account contract owners segregated into accounts with specific investment objectives. The assets are carried at market value. An offsetting liability is maintained to the extent of contract owners' interests in the assets.

Transfers from separate accounts represent the net premium and benefit withdrawals between the separate accounts and the Company's general account, as well as charges assessed the separate accounts for the assumption of mortality, distribution, administrative and other expense risks, and for administrative charges by the Company.

                  First Variable Life Insurance Company

PREMIUMS

Approximately 49% of the direct business written in 1995 was written through one wholesaler. The Company's management believes that other broker/dealers could generate the same level of sales on comparable terms. Direct premiums are not concentrated in any geographical area.

USE OF ESTIMATES

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Arkansas Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory financial statements.

In 1994, the Company received written approval from the Arkansas Insurance Department to report a portion of realized losses on the sale of limited partnerships which related to prior years as a direct charge to surplus offset by the resultant change in unrealized losses. This transaction had no net effect on surplus.

                  First Variable Life Insurance Company

3.  INVESTMENT OPERATIONS

Components of net investment income are as follows:

                                 YEAR ENDED DECEMBER 31
                                   1995          1994
                                 ----------------------
                                     (IN THOUSANDS)

Bonds                            $22,016        $16,349
Short-term investments             1,042          1,066
Limited partnership interests          0             31
Amortization of IMR                   92             79
Other                                 10            187
                                 ----------------------
                                  23,160         17,712
Less investment expenses            (221)          (287)
                                 ----------------------
Net investment income            $22,939        $17,425
                                 ----------------------
                                 ----------------------

At December 31, 1995 and 1994, the carrying value and estimated fair value of the Company's portfolio of bonds are as follows:

                                                     GROSS          GROSS        ESTIMATED
                                    CARRYING      UNREALIZED     UNREALIZED        FAIR
                                      VALUE          GAINS         LOSSES          VALUE
                                    ------------------------------------------------------
                                                               (IN THOUSANDS)
DECEMBER 31, 1995
Bonds:
U.S. Treasury and other
U.S. Government
 obligations                          $35,548        $ 1,212        $   (63)      $ 36,697
Public utilities                       95,820          5,325           (698)       100,447
Corporate                             141,313         11,287            (53)       152,547
Mortgage-backed                        29,935            296           (333)        29,898
                                    ------------------------------------------------------
                                     $302,616        $18,120        $(1,147)      $319,589
                                    ------------------------------------------------------
                                    ------------------------------------------------------

                                                     GROSS          GROSS
                                    CARRYING      UNREALIZED     UNREALIZED   ESTIMATED FAIR
                                      VALUE          GAINS         LOSSES          VALUE
                                    ------------------------------------------------------
                                                               (IN THOUSANDS)
DECEMBER 31, 1994

Bonds:
U.S. Treasury and other
U.S. Government obligations          $ 31,113        $    67       $ (2,705)      $ 28,475
Public utilities                       69,273            162         (7,489)        61,946
Corporate                             124,025          1,093         (6,196)       118,922
Mortgage-backed                        23,100             16         (2,642)        20,474
                                    ------------------------------------------------------
                                     $247,511        $ 1,338       $(19,032)      $229,817
                                    ------------------------------------------------------
                                    ------------------------------------------------------

                                      B-9

                  First Variable Life Insurance Company

3. INVESTMENT OPERATIONS (CONTINUED)

The carrying value and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                          CARRYING           ESTIMATED
                                            VALUE           FAIR VALUE
                                         -----------------------------
                                                 (IN THOUSANDS)
Bonds:
  Due in one year or less                $   5,735           $   5,707
  Due after one year through
  five years                                46,118              48,889
  Due after five years through
  ten years                                123,424             129,144
  Due after ten years                       97,404             105,951
  Mortgage-backed securities                29,935              29,898
                                         -----------------------------
                                          $302,616            $319,589
                                         -----------------------------
                                         -----------------------------

Proceeds from the sales of investments in bonds during 1995 and 1994 were $19.4 million and $0; gross gains of $0.4 million and $0 and gross losses of $0.4 million and $0 were realized on those sales, respectively.

At December 3l, 1995, First Variable's investments with a carrying value of $57.1 million, were held on deposit with various state insurance departments.

The Company's affiliated common stock investments represent its wholly-owned subsidiaries, First Variable Capital Services, Inc. (FVCS), a registered broker-dealer which commenced operations on December 1, 1992, and First Variable Advisory Services Corp. (FVAS), an investment advisor which commenced operations on April 1, 1994. The cost and carrying value of the Company's affiliated common stock investments was $18,000 and $21,000, respectively at both December 31, 1995 and 1994.

The Company's unaffiliated common stock had a cost of $16,000 at both December 31, 1995 and 1994, and carrying value of $322,000 and $455,000 at December 31, 1995 and 1994, respectively.

Effective August 31, 1994, the Company transferred all limited partnership assets to its former parent for the then current statement value. As stated in Note 2, the Company classified losses incurred in prior years as a direct charge to surplus offset by the resultant change in unrealized losses.

                  First Variable Life Insurance Company

3.  INVESTMENT OPERATIONS (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

The Company's investment in public utility bonds at December 31, 1995 represents 32% of total investments and 21% of admitted assets. The holdings of public utility bonds are widely diversified and all issues met the Company's investment policies and credit standards when purchased.

4.  POLICY AND CONTRACT ATTRIBUTES

ANNUITY CONTRACT RESERVES

The Company's major categories of reserves for annuity contracts and supplementary contracts at December 31, 1995 and 1994 are summarized below:

                                              1995                1994
                                         -----------------------------
                                                 (IN THOUSANDS)
Annuities                                 $242,147            $233,229
Supplementary contracts with
 life contingencies                         11,114              11,483
Supplementary contracts without
 life contingencies                         19,543              17,222
                                         -----------------------------
Life and annuity reserves                 $272,804            $261,934
                                         -----------------------------
                                         -----------------------------

At December 31, 1995, the Company's annuity contract reserves that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                            AMOUNT             PERCENT
                                         -----------------------------
                                                 (IN THOUSANDS)

Subject to discretionary withdrawal
 (with adjustment):
 With market value adjustment            $  32,443                  8%
 Subject to discretionary withdrawal
  (without adjustment) at book value
  withminimal or no charge or
  adjustment                               339,232                  84
                                         -----------------------------
Not subject to discretionary withdrawal     31,724                   8
                                         -----------------------------
Total annuity reserves and deposit
 fund liabilities                        $ 403,399                 100%
                                         -----------------------------
                                         -----------------------------

                  First Variable Life Insurance Company

5.  FEDERAL INCOME TAXES

Differences between financial statement operating income before federal income taxes and taxable income are primarily attributed to differences between book and tax bases for investments, annuity contract reserves and tax basis deferred acquisition costs.

The Company filed an election under Internal Revenue Code Section 338(h)(10) which allowed the Company to record its tax-basis assets at market value at the date the Company was acquired by ILoNA. The resulting tax-basis goodwill will be amortized over a 10-15 year period.

In 1994, the Company filed its own separate federal income tax return covering the period September 22, 1994 to December 31, 1994. From 1991 until September 21, 1994, the Company was included in the consolidated life/non-life federal income tax returns of Regal Re, the Company's former ultimate parent, for which taxes were provided under a written tax allocation agreement entered into on September 23, 1992. This agreement terminated effective September 21, 1994. There was a consolidated loss for 1994. Under the tax allocation agreement, there was no provision for tax in 1994.

6.  BENEFIT PLANS

Effective with the Company's purchase by ILoNA, substantially all of the Company's employees became participants in a defined benefit pension plan which ILoNA sponsors for its affiliated companies. Benefits are based on years of service and the highest consecutive five years of compensation out of an employee's final ten years of employment. The Company makes annual contributions to the plan in amounts necessary to provide for normal costs and appropriate prior service costs. No pension expense was recognized in the current year because the plan was subject to the full funding limitation under the Internal Revenue Code. As of the most recent actuarial valuation date, the total accumulated benefit obligation determined in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and valued as of January 1, 1995 was $2.9 million including vested benefits of $2.8 million. The fair value of plan assets was $3.6 million.

Substantially all of the Company's employees are eligible for a 401(k)
Employee Saving Plan sponsored by ILoNA.   Employees can contribute up to 15%
of their annual salary (with a maximum contribution of $9,240 in 1995) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors. There is an incentive compensation plan for certain officers of the Company.

                  First Variable Life Insurance Company

7.  REINSURANCE

During 1994, the Company maintained a reinsurance agreement with Monarch Life, on a coinsurance basis, whereby the Company ceded to Monarch Life certain single-premium deferred annuity policies. This reinsured business was recaptured effective August 30, 1994 at the time of the Company's acquisition by ILoNA. The effect of the recapture was an increase in premiums of $74 million and an increase in reserves of $72 million, resulting in a gain from the transaction, reflected in operations, of $2 million. In 1994, the Company received $.4 million from Monarch Life for expense allowances for administration of the policies reinsured. At December 31, 1995 and 1994, there is no reinsurance in effect.

Additional information on direct business written and reinsurance ceded for the year 1994 is set forth below:

                                                                  1994
                                                             --------------
                                                             (IN THOUSANDS)

Direct premiums                                                $  30,534
Reinsurance recaptured from Monarch Life                          74,755
                                                               ---------
Net premiums                                                   $ 105,289
                                                               ---------
                                                               ---------

Direct annuity benefits and payments on
 supplementary contracts incurred                              $  14,181
Reinsurance ceded to Monarch Life                                   (715)
                                                               ---------
Net annuity benefits and payments on
 supplementary contracts incurred                              $  13,466
                                                               ---------
                                                               ---------

8.  DIVIDEND RESTRICTIONS AND COMMON STOCK DIVIDEND

The maximum amount of dividends which could be paid to the Company's stockholder would normally be restricted to the greater of 10% of the surplus at the preceding December 31 or the net income from operations for the previous year. This amount is $3.5 million at December 31, 1995; however, pursuant to a directive received from the Arkansas Insurance Department in 1991, any proposed payment of a dividend currently requires its approval.

On December 14, 1994, the Company's board of directors authorized a 2/3 for 1 common stock dividend to increase the Company's capital stock to $2.5 million to meet the minimum statutory capital requirement as mandated by certain states in which the Company does business. The additional $1.0 million was transferred to capital stock from additional paid in capital.

                  First Variable Life Insurance Company

9.  SEPARATE ACCOUNTS RECONCILIATION

The separate accounts of the Company represent funds related to variable annuity products. There are no guarantees associated with the separate account portion of these products. The assets for these accounts are carried at market value. Information regarding the separate accounts of the Company as of and for the year ended December 31, 1995 is as follows:

Premiums, deposits and other considerations                  $  30,534
                                                             ---------
                                                             ---------
Reserves for separate accounts with assets at:
  Fair value                                                 $ 130,807
  Amortized cost                                                     0
                                                             ---------
Total                                                        $ 130,807
                                                             ---------
                                                             ---------
Reserves for separate accounts by withdrawal
characteristics:
  At book value less current surrender
  charge of 5% or more                                       $  15,674
  At book value less current surrender charge
  of 5% or less                                                114,822
                                                             ---------
                                                               130,496
  Not subject to discretionary withdrawal                          311
                                                             ---------
Total separate account liabilities                           $ 130,807
                                                             ---------
                                                             ---------

Following is a reconciliation of transfers as reported in the separate account annual statement summary of operations and the Company's statement of operations for the year ended December 31, 1995 (in thousands):

    Transfers to separate accounts                           $  33,541
    Transfers from separate accounts                           (24,408)
                                                             ---------

    Net transfers to (from) separate accounts
    as reported in the separate account
    summary of operations                                   $    9,133
                                                             ---------
                                                             ---------
    Transfers as reported in the Company's
    statement of operations                                 $    9,133
                                                             ---------
                                                             ---------

Contract owners' interest in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in operations. Fees charged on separate account contract owner deposits are included in operations in the transfers from separate accounts line. These fees during 1995 and 1994 amounted to $1.5 million and $1.3 million, respectively.

                  First Variable Life Insurance Company

10.  CONTINGENCIES

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1995 and 1994, the Company has accrued $.1 million and $.2 million, respectively, for guaranty fund assessments based on its historical experience and information available from those making guaranty fund assessments.

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

INVESTMENTS: Fair values for bonds are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for common stocks are based on quoted market prices.

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the accompanying statutory-basis balance sheets for these financial instruments approximate their fair values.

ANNUITY CONTRACT RESERVES: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost the Company would incur to extinguish the liability, i.e., the cash surrender value. The Company is not required to estimate the fair value of its liabilities under other contracts.

                  First Variable Life Insurance Company

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values and estimated fair values of the Company's financial instruments for which it is practicable to calculate a fair value are as follows:

                                                         DECEMBER 31, 1995             DECEMBER 31, 1994
                                              ----------------------------------------------------------
                                              CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                VALUE       FAIR VALUE        VALUE       FAIR VALUE
                                              ----------------------------------------------------------
                                                                         (IN THOUSANDS)
Assets:
  Bonds                                       $302,616       $319,589        $247,511       $229,817
  Common stocks                                    343            343             476            476

Liabilities:
  Annuities and supplementary contracts
    with and without life contingencies        272,804        271,212         261,934        260,318

12.  RELATED-PARTY TRANSACTIONS

In addition to the related-party transactions reported in Notes 3, 5 and 6, the Company has participated in the following related-party transactions:

The Company has agreements with its wholly-owned subsidiaries, FVCS and FVAS, under which the Company performs various services (including accounting and data processing) without charge to the subsidiaries. In addition, the Company reimburses FVCS and FVAS for all direct costs incurred by FVCS and FVAS in their operations. During 1995 and 1994, the Company reimbursed FVCS and FVAS $282,000 and $325,000, respectively, for these costs.

In accordance with the Company's investment advisory services agreement with FVAS, the Company will reimburse FVAS if FVAS's revenues are inadequate to meet its obligations. Included in the 1995 and 1994 reimbursement of $282,000 and $325,000, respectively, noted above was $274,000 and $233,000, respectively, related to this agreement.

The Company entered into an Expense Allocation Agreement with Monarch Life and other affiliates on October 1, 1993. The agreement provided a methodology for allocating and reimbursing both direct and overhead expenses. Amounts allocated to the Company pursuant to this agreement were $1.6 million for 1994. The agreement was terminated on September 21, 1994.

                  First Variable Life Insurance Company

12.  RELATED-PARTY TRANSACTIONS (CONTINUED)

A management agreement was entered into with ILoNA in January 1995 to provide for certain management services. In addition, an expense allocation agreement was entered into with Interstate Assurance Company, a subsidiary of ILoNA, to provide for certain administrative functions. Amounts paid during 1995 by the Company pursuant to these agreements were $480,000 and $190,000, respectively.

Interim Financials

                    First Variable Life Insurance Company

                 Balance Sheet--Statutory Basis -- Unaudited

                            September 30, 1996

                                 (IN THOUSANDS)

ADMITTED ASSETS
Cash and invested assets:
 Bonds                                                        $293,770
 Common stocks                                                     610
 Cash and short-term investments                                 2,587
                                                              --------
Total cash and invested assets                                 296,967

Investment income due and accrued                                5,421
Other admitted assets                                              306
Separate account assets                                        167,718
                                                              --------
Total admitted assets                                         $470,412
                                                              --------
                                                              --------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
 Annuity contract reserve                                     $261,756
 Interest maintenance reserve                                    4,725
 Federal income taxes                                                0
 Remittances not allocated                                        (170)
 Asset valuation reserve                                         3,257
 Transfers from separate accounts                               (1,891)
 Payable to affiliates                                              42
 Other liabilities                                               1,520
 Separate account liabilities                                  167,718
                                                              --------
Total liabilities                                              436,957

Capital and surplus:
 Capital stock, par value $1.00 per share:
 Authorized-3,500,000 shares
 Issued and outstanding-2,500,000 shares                         2,500
 Additional paid-in capital                                     22,555
 Unassigned surplus                                              8,400
                                                              --------
Total capital and surplus                                       33,455
                                                              --------
Total liabilities and capital and surplus                     $470,412
                                                              --------
                                                              --------

SEE ACCOMPANYING NOTES.

                   First Variable Life Insurance Company

  Statements of Operations, Capital and Surplus--Statutory Basis -- Unaudited

         For the Nine Months Ended September 30, 1996 (IN THOUSANDS)

Premiums and other revenues:
 Premiums and other considerations                             $42,220
 Investment income, less investment expenses                    17,194
 Other income                                                      254
                                                              --------
Total premiums and other revenues                               59,668

Benefits and expenses
Benefit payments to policyholders and beneficiaries             45,689
 Increase in annuity contract reserve                          (11,048)
                                                              --------
Total benefits paid or provided                                 34,641

Insurance expenses:
 Commissions                                                     2,102
 General insurance expenses                                      4,640
 Insurance taxes, licenses and fees                                312
   Other                                                           142
                                                              --------
Total insurance expenses                                         7,196
                                                              --------
                                                                41,837

Net transfers to (from) separate accounts                       18,906
                                                              --------
Loss from operations before federal income
taxes and net realized capital gains                            (1,075)


Federal income taxes                                                 0
                                                              --------
Loss from operations before net realized
capital gains (losses)                                          (1,075)


Net realized capital gains (losses), less
related federal income tax expense and
amounts transferred to the interest
maintenance reserve                                                  0
                                                              --------
Net loss                                                        (1,075)

Changes in net unrealized capital gains                            267
Net increase in non-admitted assets                                (71)
Increase in asset valuation reserve                               (303)
                                                              --------
Net decrease in capital and surplus                             (1,182)

Capital and surplus, beginning of period                        34,637
                                                              --------
Capital and surplus, end of period                             $33,455
                                                              --------
                                                              --------

SEE ACCOMPANYING NOTES.

                    First Variable Life Insurance Company

          Notes to Financial Statements--Statutory Basis -- Unaudited
                              September 30, 1996


SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is owned by Irish Life, plc (Irish
Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILoNA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company, on September 22, 1994.

The Company is licensed in 49 states and sells variable and fixed annuity products through regional wholesalers and insurance brokers.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department, which practices differ in some respects from generally accepted accounting principles (GAAP). The more significant of these differences are as follows: (a) bonds are generally carried at amortized cost rather than segregating the portfolio into held-to-maturity (carried at amortized cost), held-for-sale (carried at fair value), and trading (carried at fair value) classifications; (b) policy reserves are based on statutory mortality tables rather than on the basis of the mortality, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be used for GAAP. Statutory annuity reserves are stated at values which, in the aggregate, are not less than those prescribed by the Commissioner's Annuity Reserve Valuation Method (CARVM); for GAAP, annuity reserves would be stated at account value; (c) expenses relating to the acquisition of new business are charged to operations as incurred rather than being deferred and amortized over the period that the related income is earned. Commissions and expense allowances on reinsurance ceded are recognized as income when due rather than deferred and amortized over the terms of the respective reinsurance agreements; (d) certain assets, principally amounts due from other companies and furniture and equipment, designated as "nonadmitted assets," are excluded from the balance sheet and are charged to unassigned surplus; (e) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond rather than recognized as gains or losses in the statement of operations when the sale is completed; (f) declines in the estimated realizable value of

                    First Variable Life Insurance Company

          Notes to Financial Statements--Statutory Basis -- Unaudited
                                  (continued)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

investments are recognized through the establishment of a formula-determined statutory investment reserve (carried as a liability) whose changes are reflected directly in surplus, rather than through reductions in the statement of operations, when such declines are judged to be other than temporary; (g) deferred federal income taxes are not provided for the effects of differences in the bases of assets and liabilities reported for financial statement and income tax purposes, as would be the treatment under GAAP; (h) investments in subsidiaries are carried on the basis of their equity in net assets and changes in the carrying amounts of subsidiaries are credited or charged directly to unassigned surplus rather than included in the determination of net income (under GAAP, wholly-owned subsidiaries are presented on a consolidated basis); (i) net unrealized investment gains and losses are not segregated as a separate component of capital and surplus, as is required by GAAP; and (j) pension expense is recognized in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974 rather than on an accrual basis.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined.

GENERAL

The accompanying unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the Company's financial position and results of operations as of and for the interim periods presented. Certain footnote disclosures normally included in financial statements prepared in accordance with statutory accounting practices have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosures in these financial statements are adequate to present fairly the information contained herein. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

                                   PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      UNDERTAKING REGARDING INDEMNIFICATION


Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.




            UNDERTAKING PURSUANT TO SECTION 26(e) OF THE INVESTMENT
                              COMPANY ACT OF 1940

     In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company.

                   CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

      The facing sheet.

      Cross-Reference Sheet.

      The prospectus consisting of ____________ pages.

      The undertaking to file reports.

      The undertaking regarding indemnification.


      The undertaking pursuant to Section 26(e) of the Investment Company Act of 1940.


      The signatures.

      Written consents of the following persons:
           Arnold R. Bergman (See Exhibit 3(a))
           Mayer, Brown & Platt (See Exhibit 3(b))
           Martin Sheerin (See Exhibits 6)
           Ernst & Young LLP (See Exhibit 7)

      The following exhibits:


1.A. (1) Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*

      (2) Not Applicable.

      (3)  (a)   Underwriting Agreement

           (b)   Broker-Dealer Agreement.

           (c)   Form of Sales Agreement.**

      (4)  Not Applicable.

      (5)  Specimen Variable Life Insurance Contract.*

      (6)  (a)  Articles of Incorporation of First Variable
                    Life Insurance Company.***

           (b)  By-Laws of First Variable Life Insurance Company

      (7)  Not Applicable.

      (8)  Form of Participation Agreement.**

      (9)  Not Applicable.

     (10)  Specimen Single Premium Variable Life Insurance Application.*

2.         Included as exhibit I.A(5) above.

3.   (a)   Opinion and consent of Arnold R. Bergman, Vice President -
           Legal of First Variable Life Insurance Company as to securities being registered.

     (b)   Consent of Mayer, Brown & Platt.

4.         Not Applicable.

5.         Not Applicable.

6.         Opinion and Consent of Actuary.


7.         Consent of Independent Auditors.


8.         Not Applicable.


9.         Not Applicable.


10.        Powers of Attorney.


_________________
* Incorporated herein by reference to the Form S-6 Rgistration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).

** Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed with the Securities and Exchange Commission on September 18, 1996 (File No. 333-12197).

*** Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed with the Securities and Exchange Commission on April 29, 1996 (33-86738).

                              Exhibit Index

Exhibit                    Description                            Sequentially
Number                                                            Numbered Page#


1.(3)(a)  Underwriting Agreement and Broker-Dealer Agreement


1.(6)(b)  By-Laws of First Variable Life Insurance Company

3.(a)     Opinion and consent of Arnold R. Bergman,
          Vice President-Legal of First Variable Lfe Insurance
          Company


3.(b)     Consent of Mayer, Brown & Platt

6.        Opinion and Consent of Actuary

7.        Consent of Independent Auditors


10.       Powers of Attorney


# Appears in manually signed original only

                               SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the First Variable Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 15th day of November, 1996.


                                 First Variable Life Insurance Company



                                 By: /s/ Stephan M. Largent
                                     -----------------------
                                      Stephan M. Largent
                                      President



ATTEST:

/s/ Arnold R. Bergman
------------------------
Arnold R. Bergman
Secretary

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account VL of First Variable Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 15th day of November, 1996.

                      Separate Account VL of First Variable
                      Life Insurance Company
                          (Registrant)

                      By:  First Variable Life Insurance Company
                           (Depositor)


                      By: /s/ Stephan M. Largent
                          -----------------------
                              Stephan M. Largent
                              President



ATTEST:

/s/ Arnold R. Bergman
------------------------
Arnold R. Bergman
Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities with First Variable Life Insurance Company, on the date indicated.


PRINCIPAL EXECUTIVE OFFICER


s/  Stephan M. Largent
----------------------
Stephan M. Largent
President


PRINCIPAL FINANCIAL OFFICER

s/ Anthony J. Koenig, Jr.
-------------------------
Anthony J. Koenig, Jr.
Vice President and Treasurer



DIRECTORS


s/  Ronald M. Butkiewicz*
-------------------------
Ronald M. Butkiewicz


Stephan M. Largent
-------------------
Stephan M. Largent


s/  Michael J. Corey*
---------------------
Michael J. Corey


s/  Peter Fullum  *
---------------------
Peter Fullam


s/  T. David Kingston*
----------------------
T. David Kingston
s/  Norman A. Fair*
-------------------
Norman A. Fair


s/  Thomas K. Neavins*
----- ----------------
Thomas K. Neavins



          * By:  /s/ Arnold R. Bergman
                 -------------------------
                  Arnold R. Bergman
                  Attorney-in-Fact

                  November 15, 1996